Filed Pursuant to Rule 424(b)(4)

Registration No. 333-116698

Prospectus

7,500,000 Shares of Common Stock

We are offering 7,200,000 shares of our common stock, par value $0.001 per share. We will receive all of the net proceeds from the sale of such common stock. The selling shareholders identified in this prospectus are selling an additional 300,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our common stock is listed on the Nasdaq National Market under the symbol “VISG.” The last reported sale price of our common stock on August 4, 2004 was $6.23 per share.

Investing in our common stock involves a high degree of risk. Before buying any of these shares of our common stock, you should carefully consider the risk factors described in “ Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$5.500	$41,250,000
Underwriting discounts and commissions	$0.316	$2,370,000
Proceeds, before expenses, to us	$5.184	$37,324,800
Proceeds to selling shareholders	$5.184	$1,555,200

The underwriters may also purchase up to an additional 525,000 shares of our common stock from us and up to an additional 600,000 shares from the selling shareholders at the public offering price, less the underwriting discounts and commissions payable by us and the selling shareholders, to cover overallotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us and the selling shareholders will be $2,725,500 and the total proceeds, before expenses, to us will be $40,046,400 and the total proceeds to the selling shareholders will be $4,665,600.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about August 10, 2004.

JPMorgan	UBS Investment Bank

Piper Jaffray

JMP Securities	Janney Montgomery Scott LLC	Roth Capital Partners

August 4, 2004

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus. Neither the delivery of this prospectus nor the sale of shares of common stock means that information contained or incorporated by reference in this prospectus is correct after the date of this prospectus. These documents do not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction where offers or sales are not permitted. In this prospectus, “Viisage,” “we,” “our,” “us,” and “the Company” refer to Viisage Technology, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

Prospectus

Our trademarks, service marks and trade names include Viisage, Viisage Technology, FaceEXPLORER, FaceTOOLS, FaceFINDER, FacePASS and SensorMast. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

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FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s beliefs and assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by or on our behalf. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We have included important factors in the cautionary statements below under the heading “Risk Factors” that we believe could cause our actual results to differ materially from the forward-looking statements we make. We do not intend to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and the documents that we have incorporated by reference and may not contain all the information that is important to you. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus, as described under the heading “Where You Can Find More Information.” To fully understand this offering, you should read all these documents. Unless otherwise indicated, the information in this prospectus assumes the underwriters have not exercised their over-allotment option. All currency amounts in this prospectus are stated in U.S. dollars.

Viisage Technology, Inc.

We are a leading provider of advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy. Our identity solutions include secure credential provisioning systems, biometric software and systems and real-time identity databases, as well as systems design, development, integration and support services. These solutions enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Our customers use our solutions to help solve the following four critical problems in identity verification and management:

•	assurance that the identification document is authentic;

•	assurance that the document has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document; and

•	verification of the privileges the individual is entitled to at a particular point in time.

Our solutions annually produce more than 30 million secure government-issued credentials at more than 2,000 locations. We are the second largest provider of U.S. drivers’ licenses with a 30% market share. We are the sole source provider of passport production capability to the U.S. Department of State. We also are a recognized leader in biometrics in the field of face recognition. Our customers include governments, law enforcement agencies and businesses in more than 15 countries.

As our market has become increasingly complex and more frequently requires the integration of various technologies and capabilities, we have established ourselves as a provider of end-to-end identity solutions. In January 2004, we acquired ZN Vision Technologies AG, or ZN, which solidified our leadership position in face recognition technology. In addition, in February 2004, we acquired Trans Digital Technologies Corporation, or TDT, which provides us with a significant presence in the U.S. federal government market and strengthens our capability and credibility in the border management market worldwide.

We believe that our installed base of secure credential customers together with our leading face recognition technology provide us with a competitive advantage in delivering unified identity solutions for both the physical and digital domains. For example, in April 2004, we were selected by the U.S. Department of Defense, or DoD, for the production of secure, smart credentials as part of the agency’s Common Access Card, or CAC, program. The CAC is a single means of identification for access to both physical locations and computer networks. We expect the demand for these types of solutions to grow significantly in the future.

We generate revenue through the sale and license of products and services for verifying and managing identities. Our revenues increased from $8.2 million in the first quarter of 2003 to $12.3 million in the first quarter of 2004. Our net loss during the same periods decreased from $2.4 million to $1.6 million, excluding the one-time charge of $12.1 million in connection with our change in accounting principle as of January 1, 2003.

Market Opportunity

The ability to confirm an individual’s identity is playing an increasingly important role in national and international security, personal privacy and commerce. Failure to provide adequate identification can lead to breaches of security and identity theft, the consequences of which can range from national security threats and loss of life to significant economic loss. Within this context, we believe that there is increasing pressure on governments and businesses to accelerate the adoption of advanced technology identity solutions. The concern over homeland security, in which identity solutions play a part, is exemplified by the size of the budget for the U.S. Department of Homeland Security, which was approximately $31 billion for the fiscal year ended September 30, 2003, and is projected to be approximately $37 billion for the fiscal year ended September 30, 2004. Furthermore, identity theft is the nation’s fastest growing crime, and the Federal Trade Commission has estimated that the total cost of identity theft approaches $50 billion per year.

Government-issued credentials serve as the primary means for confirming the physical identity of an individual. The effectiveness, however, of these credentials is impaired by the following issues:

•	the credential can be counterfeited or altered;

•	the credential can be issued under false pretenses; and

•	the credential rarely is linked to an identity database.

To address these complex problems, credential issuing agencies are seeking advanced technology identity solutions, which increasingly include secure credential provisioning systems, biometrics and real-time identity databases. We believe the global market for these solutions is driven by the following key trends:

•	Growth in government-initiated security programs. Budgets for U.S. federal government agencies, such as the Department of Homeland Security, include spending for identity initiatives and we believe that government agencies will continue to be key drivers for the growth and development of the market for advanced technology identity solutions.

•	Development of industry standards and requirements. Several organizations responsible for standards in a number of our markets have recently implemented requirements for the use of face recognition biometrics. We believe this will help stimulate the development of our target markets.

•	Growing use of biometrics. Governments are increasingly mandating biometrics as an integral component of identity solutions. This increased demand, coupled with the maturation of the technology, is driving the market adoption of biometrics.

•	Increasing cost of identity theft and financial fraud. The growing direct and indirect cost of identity theft and financial fraud is increasing the pressure on businesses and individuals to accelerate the adoption of advanced technology identity solutions.

•	Convergence of physical and logical security systems. There is a growing need for governments and businesses to provide a highly secure, unified system for user authentication to both physical assets, such as buildings, and digital assets, such as computer networks.

Our Strategy

Our objective is to be the leading provider of advanced technology identity solutions for governments, law enforcement agencies and businesses. Key elements of our strategy to achieve this objective include:

Focus on customer needs. We are committed to solving our customers’ problems and will continue to develop and market solutions to meet their evolving increasingly complex identity security needs.

Continue to enhance and expand our product suite and solutions. We intend to continue to broaden our product and solution offerings to meet our customer needs. We intend to continue to engage in product development activities to expand the scope and enhance the performance of our solutions.

Leverage existing customer base to provide additional advanced technology identity solutions. Many of our customers do not yet use the full range of our total solutions offerings. Accordingly, we will continue to provide thought and product leadership to these customers as they migrate toward more sophisticated identity solutions.

Expand customer base both domestically and abroad. We intend to focus our sales efforts on broadening our customer base in both domestic and international markets.

Pursue strategic acquisitions and alliances. We intend to augment our competitive position through acquisitions and alliances.

Recent Operating Results

On July 21, 2004, we announced our unaudited consolidated financial results for the three and six months ended June 27, 2004. We reported revenue of approximately $16.3 million for the second quarter of 2004, representing an increase of 85.2% over our revenue of approximately $8.8 million for the second quarter of 2003. For the six months ended June 27, 2004, our revenue increased 68.4% from approximately $16.9 million in the first six months of 2003 to approximately $28.5 million in the first six months of 2004. Gross margins increased to 30.5% in the second quarter of 2004 from 22.3% in the second quarter of 2003. Gross margins increased to 29.2% for the first six months of 2004 from 19.6% for the first six months of 2003. Our net loss during the second quarter of 2004 was $317,000, or $0.01 per basic and diluted share, compared to a net loss during the comparable period of 2003 of $1.4 million, or $0.07 per basic and diluted share. For the first six months of 2004, our net loss was $1.9 million, or $0.06 per basic and diluted share, compared to a net loss during the comparable period of 2003 of $3.7 million, or $0.18 per basic and diluted share, excluding the one-time charge of $12.1 million in connection with our change in accounting principle as of January 1, 2003. As of June 27, 2004 we had approximately $12.6 million of cash and cash equivalents, and $29.8 million in total debt obligations. In addition, our backlog was approximately $171.0 million which will be reduced by $19.7 million in the third quarter as a result of the settlement with Georgia. Our operating results for the three and six months ended June 27, 2004 include the impact of our acquisitions of ZN and TDT in the first quarter of 2004.

Corporate Information

We were incorporated in Delaware in May 1996. Our principal executive offices are located at 296 Concord Road, Third Floor, Billerica, Massachusetts 01821, our telephone number at that location is (978) 932-2200 and our website address is www.viisage.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

THE OFFERING

Common stock we are offering	7,200,000 shares

Common stock offered by the selling shareholders	300,000 shares

Common stock to be outstanding after the offering	43,070,327 shares

Nasdaq National Market symbol	VISG

Use of proceeds after expenses

We will use the proceeds of the common stock we are offering to repay approximately $30.3 million of indebtedness and for general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 7 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of July 15, 2004, assumes no exercise of the underwriters’ over-allotment option to purchase an additional 1,125,000 shares of common stock and does not include shares issuable upon the exercise of 4,550,621 options outstanding as of July 15, 2004 with a weighted-average exercise price of $3.70 per share, or 812,469 shares issuable upon the exercise of warrants outstanding as of July 15, 2004 with a weighted-average exercise price of $11.94 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data for the periods, and as of the dates, indicated. You should read the summary consolidated financial data set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The historical and as adjusted results presented here are not necessarily indicative of future results.

The as adjusted balance sheet data gives effect to the sale of 7,200,000 shares of our common stock in this offering at an offering price of $5.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

	For the Years Ended December 31,			For the Three Months Ended(2)
	2001(1)	2002(1)	2003(2)	March 30, 2003	March 28, 2004
				(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$26,280	$32,302	$37,371	$8,155	$12,259
Cost of revenue	19,602	25,239	27,844	6,789	8,906

Gross margin	6,678	7,063	9,527	1,366	3,353

Operating expenses:
Sales and marketing	809	5,368	5,282	1,411	1,493
Research and development	2,054	4,457	3,650	945	959
General and administrative	2,500	5,069	5,110	1,093	2,137
Acquisition expenses	1,639	—	—	—	—
Restructuring charges	—	824	—	—	—

Total operating expenses	7,002	15,718	14,042	3,449	4,589

Operating loss	(324)	(8,655)	(4,515)	(2,083)	(1,236)
Interest expense, net	(1,210)	(875)	(969)	(219)	(392)
Other income	—	—	18	—	21

Loss before income taxes and cumulative effect of change in accounting principle	(1,534)	(9,530)	(5,466)	(2,302)	(1,607)
Provision for income taxes	—	—	(63)	(63)	(25)

Loss before cumulative effect of change in accounting principle	(1,534)	(9,530)	(5,529)	(2,365)	(1,632)
Cumulative effect of change in accounting principle (3)	—	—	(12,131)	(12,131)	—

Net loss	(1,534)	(9,530)	(17,660)	(14,496)	(1,632)
Preferred stock dividends	(5)	—	—	—	—

Loss applicable to common shareholders	$(1,539)	$(9,530)	$(17,660)	$(14,496)	$(1,632)

Basic and diluted loss per share before cumulative effect	$(0.09)	$(0.48)	$(0.26)	$(0.12)	$(0.05)

Basic and diluted net loss per share applicable to common shareholders (4)	$(0.09)	$(0.48)	$(0.82)	$(0.72)	$(0.05)

Weighted average basic and diluted common shares outstanding	16,265	20,046	21,445	20,258	31,362

Pro forma operating loss (for application of EITF 00-21)	$(494)	$(11,176)	$(5,529)	$(2,365)	$(1,632)

Pro forma net loss per share	$(0.03)	$(0.56)	$(0.26)	$(0.12)	$(0.05)

	As of March 28, 2004
Balance Sheet Data:	Actual	As Adjusted
Working capital	$2,443	$19,439
Total assets	135,292	142,051
Total debt	31,423	1,112
Shareholders’ equity	92,196	129,266

(1)	The results are presented under percentage of completion based on the cost to cost method of measurement.
(2)	The results are presented in accordance with EITF 00-21 applied on a cumulative basis as of January 1, 2003.
(3)	We adopted EITF 00-21 on a cumulative basis as of January 1, 2003. See note 2 in the Notes to Consolidated Financial Statements which discusses the change in accounting principle.
(4)	See note 2 in the Notes to Consolidated Financial Statements for information concerning the computation of basic and diluted net loss per share.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before investing in shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Viisage and the Industry

We have a history of operating losses.

We have a history of operating losses. Our business operations began in 1993 and, except for fiscal years 1996 and 2000, have resulted in net losses in each fiscal year. At March 28, 2004, we had an accumulated deficit of approximately $43.7 million. We will continue to invest in the development of our secure credential provisioning capabilities, biometric technologies and other components of advanced technology identity solutions. Accordingly, we cannot predict when or if we will ever achieve profitability.

We may be unable to obtain additional capital required to fund our operations and finance our growth.

The installation of our secure identification solutions requires significant capital expenditures. Furthermore, the continued development of our biometric and other advanced technologies will require additional capital. Although we have been successful in the past in obtaining financing for working capital and capital expenditures, including a $15 million private placement of our common stock in September 2003 and January 2004 and a new loan agreement with Commerce Bank and Trust Company in February 2004, we will have ongoing capital needs as we expand our business. We may be unable to obtain additional funds in a timely manner or on acceptable terms, which would render us unable to fund our operations or expand our business. If we are unable to obtain capital when needed, we may have to restructure our business or delay or abandon our development and expansion plans.

We derive over 90% of our revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

More than 90% of our business involves providing products and services under contracts with U.S. federal, state and local government agencies and foreign government agencies. Obtaining contracts from government agencies is challenging, and government contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political influence;

•	contain onerous procurement procedures and

•	be subject to cancellation if government funding becomes unavailable.

Foreign government contracts generally include comparable provisions relating to termination for the convenience of the relevant foreign government. Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

We derive a significant portion of our revenue from a few customers, the loss of which could have an adverse effect on our revenues.

For the three-month period ended March 28, 2004, the U.S. Department of State, accounted for 13% of our revenue. For the year ended December 31, 2003, the Pennsylvania Department of Transportation and the Office of the Illinois Secretary of State, each accounted for 13% of our revenues. The U.S. Department of Justice has recently issued an indictment against former Governor of Illinois George Ryan and an updated indictment against former lobbyist Lawrence E. Warner on bribery and related federal racketeering charges. We had a formal consultative relationship with Mr. Warner’s firm pursuant to which we paid that firm fees of approximately $800,000. Upon learning of the initial indictment of Mr. Warner in 2002, we immediately terminated our contract and relationship with Mr. Warner and his firm. There has been no assertion of any impropriety on our part.

For 2002, Connecticut Department of Information Technology and Mississippi Department of Information Technology Services, accounted for 10% and 12% of our revenues, respectively and an aggregate of 22% of our revenue. For 2001, Illinois Secretary of State, Unisys Corporation (Florida Department of Safety and Motor Vehicles), Kentucky Transportation Cabinet and Pennsylvania Department of Transportation, accounted for 10%, 12%, 14% and 13% of our revenue, respectively and an aggregate of 49% of our revenue. Since a small number of customers under our drivers’ license contracts account for a substantial portion of our revenues, the loss of any of our significant customers would cause revenue to decline and could have a material adverse effect on our business.

We derive revenue from only a limited number of products and services and we do not have a diversified product or service base.

Substantially all of our revenues are derived from the sale of products and services comprising our identity solutions. We anticipate that substantially all of the growth in our revenue, if any, will also be derived from these sources. If for any reason our sale of these products or services is impeded, and we have not diversified our product and service offerings, our business and results from operations could be harmed.

Loss of limited source suppliers may result in delays or additional expenses.

We obtain certain hardware components and complete products from a limited group of suppliers. In particular, we obtain all of the printers and consumables for the U.S. Department of State passport contract and the Department of Defense, or DoD, Common Access Card, or CAC, contract from Toppan Printing Co. Ltd. Our reliance on these suppliers involves significant risks, including reduced control over quality and delivery schedules. Moreover, any financial instability of our manufacturers or contractors could result in our having to find new suppliers. We may experience significant delays in manufacturing and shipping our products to customers if we lose these sources or if supplies from these sources are delayed. As a result, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We cannot predict if we will be able to obtain replacement components within the time frames we require at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or products on a timely basis, in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a severe negative impact on our business, financial condition and results of operations.

Termination of our contract with Georgia could cause us to lose $19.7 million in projected revenues over the next five and one-half years and could negatively affect our earnings.

In July 2003, a Georgia court issued a preliminary injunction prohibiting Georgia’s Department of Motor Vehicle Safety from continuing to work with us to install the State’s new drivers’ license system. The injunction is the result of a lawsuit filed in March 2003 by one of our competitors alleging that the Department of Motor Vehicle Safety did not comply with its own bid process when it selected a vendor for its new digital drivers’ license program. In July 2004, we reached a settlement agreement with the State pursuant to which the Department of Motor Vehicle Safety terminated the contract for convenience and agreed to pay us $2.0 million in cash and the State agreed to purchase certain equipment from us for $500,000. The Department of Motor Vehicle Safety has filed a motion with the Georgia court to dismiss the case based upon the termination of the contract. The agency also has filed an affidavit stating that it intends to issue a new request for proposals for a digital drivers’ license system before the end of October 2004. The competitor has filed a motion with the Georgia court to enjoin the Department of Motor Vehicle Safety and the State from making any payments to us under the settlement agreement. As a result of the termination of the contract, we will lose up to $19.7 million in revenue that we expected to recognize over the next five and one-half years, which was included in our $176 million of backlog at March 28, 2004, unless we are able to win the new contract for the digital drivers’ license system and the revenues from such new contract are substantially similar to the terminated contract. While we believe we can utilize the remaining $2.8 million in assets being retained by us from the Georgia contract either in Georgia, if we win the contract based on the new request for proposals, or on alternative projects, to the extent that we are unable to utilize these assets or realize value through a sale of these assets, we would be required to take a charge to earnings.

Our strategy of expanding our face recognition business could adversely affect our business operations and financial condition.

Part of our strategy is to enhance our leadership in face recognition technology and to expand our operations within our biometrics business segment. Pursuing this strategy involves risks. For instance, to date, face recognition security solutions have not gained widespread commercial acceptance. Some of the obstacles to widespread acceptance of face recognition security solutions include a perceived loss of privacy and public perceptions as to the usefulness of face recognition technologies. Whether the market for face recognition security solutions will expand will be dependent upon factors such as:

•	the success of our marketing efforts and publicity campaigns and those of our competitors and

•	customer satisfaction with our products and services, as well as those of our competitors.

We do not know when, if ever, face recognition security solutions will gain widespread commercial acceptance. In addition, our biometrics business segment has not achieved profitability, and it may never achieve profitability.

We face intense competition, which could result in lower revenues and higher research and development expenditures and could adversely affect our results of operations.

The events of September 11, 2001 have heightened interest in the use of security solutions, and we expect competition in this field, which is already substantial, to intensify. We face competition in the secure credentials market from suppliers of drivers’ licenses, passports, smart cards and other government-issued credentials. Competitors in biometrics are developing and bringing to market products that use face recognition as well as eye, fingerprint and other forms of biometric verification. Our products also will compete with non-biometric technologies such as certificate authorities and traditional keys, cards, surveillance systems and passwords. Widespread adoption of one or more of these technologies or approaches in the markets we intend to target could significantly reduce the potential market for our systems and products. Many of our competitors have significantly more cash and resources than we have. Our competitors may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances that we have not yet developed or implemented. To remain competitive, we must continue to develop, market and sell new and enhanced systems and products at competitive prices, which will require significant research and development expenditures. If we do not develop new and enhanced products or if we are not able to invest adequately in our research and development activities, our business, financial condition and results of operations could be negatively impacted.

Unless we keep pace with changing technologies, we could lose customers and fail to win new customers.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new products and services in order to address the changing needs of the marketplace. We may not be able to accurately predict which technologies customers will support. If we do not introduce new products, services and enhancements in a timely manner, if we fail to choose correctly among technical alternatives or if we fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors.

Security breaches in systems that we sell or maintain could result in the disclosure of sensitive government information or private personal information that could result in the loss of clients and negative publicity.

Many of the systems we sell manage private personal information and protect information involved in sensitive government functions. A security breach in one of these systems could cause serious harm to our business as a result of negative publicity and could prevent us from having further access to such systems or other similarly sensitive areas for other governmental clients. Our systems may also be affected by outages, delays and other difficulties. Our insurance coverage in certain circumstances may be insufficient to cover losses and liabilities that may result from such events.

The market for our solutions is still developing and if the industry adopts standards or a platform different from our platform, then our competitive position would be negatively affected.

The market for identity solutions is still emerging. The evolution of this market is in a constant state of flux that may result in the development of different technologies and industry standards that are not compatible with our current products or technologies. In particular, the face recognition market lacks industry-wide standards. Several organizations, such as the International Civil Aviation Organization, which sets standards for travel documents that its member states then put into effect, and the National Institute for Standards and Testing, which is part of the U.S. Department of Commerce, have recently selected face recognition as the biometric to be used in identification documentation. It is possible, however, that these standards may change and that any standards eventually adopted could prove disadvantageous to or incompatible with our business model and product lines.

The adoption of EITF 00-21 resulted in a non-cash adjustment of $12.1 million and may have an adverse effect on our results of operations in the near term which may depress the market price of our common stock.

During the third quarter of 2003, we adopted the provisions of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. After discussions with the Securities and Exchange Commission staff regarding the effect of EITF 00-21 on revenue recognition on our secure identification contracts, we decided to adopt EITF 00-21 via cumulative catch-up as of January 1, 2003 rather than prospectively as reflected in the previously filed Form 10-Q for the quarter ended September 28, 2003. The adoption of EITF 00-21 resulted in a non-cash adjustment reported as a cumulative effect of a change in accounting principle of $12.1 million. The adoption of EITF 00-21 affects the timing of revenue recognition under our secure identification contracts and as a result we may report reduced revenue and an increased net loss for one or more of our fiscal quarters in 2004. This effect on our results of operations could cause our stock price to decline.

Our leverage creates financial and operating risks that could limit the growth of our business.

We have a significant amount of indebtedness. As of March 28, 2004, we had approximately $31.4 million in short and long-term debt and lease financing. This amount includes $15.3 million of related party debt incurred in our acquisition of Trans Digital Technologies, or TDT, in February 2004. While we plan to use part of the proceeds from this offering to repay all of this indebtedness, we may not raise sufficient funds in this offering to do so. Further, we may incur additional indebtedness in the future. To the extent that we do not repay a substantial portion of our debt following this offering, or if we incur additional debt in the future, such leverage could have important consequences to our business including:

•	limiting our ability to obtain necessary financing for future working capital;

•	limiting our ability to finance the acquisition of equipment needed to meet customer requirements;

•	limiting our ability to finance the development of new technologies;

•	requiring that we use a substantial portion of our cash flow from operations for debt service and not other operating purposes and

•	requiring that we comply with financial and operating covenants, the failure of which could cause an event of default under our debt instruments.

Our loan agreements with Commerce Bank and Trust Company and Lau Technologies, our single largest shareholder, impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, make capital expenditures, incur additional indebtedness or make investments. In addition, these agreements require us to comply with certain financial covenants, including profitability, tangible net worth, debt to worth ratio and debt service coverage. Our ability to make principal and interest payments under long-term indebtedness and bank loans will be dependent upon our future performance, which is subject to financial, economic and other factors affecting us, some of which are beyond our control.

Others could claim that we are infringing on their intellectual property rights, which could result in substantial costs, diversion of managerial resources and harm to our reputation.

Although we believe that our products and services do not infringe the intellectual property rights of others, we might not be able to defend successfully against a third-party infringement claim. A successful infringement claim against us could subject us to:

•	liability for damages and litigation costs, including attorneys’ fees;

•	lawsuits that prevent us from further use of the intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing fees;

•	having to develop a non-infringing alternative, which could be costly and delay projects and

•	having to indemnify clients with respect to losses they incurred as a result of the alleged infringement.

Even if we are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of resources and management attention, termination of customer contracts and harm to our reputation.

On July 19, 2004, Fargo Electronics, Inc. initiated a patent infringement action in the U.S. District Court for the Eastern District of Virginia against Toppan Printing Co., Ltd. and TDT. The complaint alleges that Toppan and TDT’s use, offer to sell and/or importation of certain personalized identification card printers, including Toppan’s CP400 card printers, and associated laminators in the United States constitutes direct and indirect infringement of four patents allegedly owned by Fargo. The complaint seeks unspecified compensatory damages, permanent injunctive relief, trebling of damages for willful infringement and fees and costs. We are currently evaluating the claims in this lawsuit and intend to vigorously defend against them. We believe that the only products at issue are Toppan CP400 printers that were or are sold, used or imported as part of the CAC program. To date, we have received purchase orders of $10.2 million for Toppan CP400 printers for the CAC program, which are expected to be delivered by the end of the first quarter of 2005. There can be no assurance that we will prevail in this litigation. The litigation, with or without merit, could be time consuming and expensive to litigate or settle and could divert management’s attention from our business.

Uncertainties in global economic markets could cause delays in customer purchases.

Many customers and potential customers have delayed purchase intentions as a result of uncertainties in global economic markets. Government budgets, particularly at state and regional levels, have been or are expected to be reduced notably. Government contracts result from purchasing decisions made by public sector agencies that are particularly sensitive to budget changes and cutbacks during economic downturns, and variations in appropriations cycles. Many U.S. state customers are facing budget cuts, and some international customers are facing debt crises, introducing added uncertainty. Any shift in the government procurement process, which is outside of our control and may not be predictable, could impact the predictability of our quarterly results and may potentially have a material negative effect on our financial position, results of operation or cash flows.

If we do not successfully expand our direct sales and services organizations and partnering arrangements, we may not be able to increase our sales or support our customers.

In the fiscal years ended December 31, 2002 and 2003, and three-month periods ended March 28, 2004 and March 30, 2003, we sold substantially all of our services and licensed substantially all of our products through our direct sales organization. Our future success depends on substantially increasing the size and scope of our direct sales force and partnering arrangements, both domestically and internationally. We will face intense competition for personnel, and we cannot guarantee that we will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of our customers, we will need to hire and retain a number of highly trained customer service and support personnel. We cannot guarantee that we will be able to increase the size of our customer service and support organization on a timely basis to provide the high quality of support required by our customers. Failure to add additional sales and customer service representatives could result in our inability to increase our sales and support our customers.

Integration of ZN’s and TDT’s businesses may be difficult and will consume significant financial and managerial resources which could have an adverse effect on our results of operations.

On January 23, 2004, we completed the acquisition of ZN Vision Technologies AG, or ZN, a leading German provider of face recognition and computer vision products and services. On February 14, 2004, we completed the acquisition of TDT. The integration of ZN’s and TDT’s products and services with ours will be challenging and will consume significant financial and managerial resources. The challenges involved with this integration include, among others:

•	challenges related to technology integration;

•	possible difficulty implementing uniform standards, controls, procedures and policies and

•	possible loss of key employees.

In addition, the differences between U.S. and German business cultures and the geographic distance between the companies could present significant obstacles to our timely, cost-effective integration of ZN.

The significant direct and indirect costs of our acquisition and integration of ZN and TDT could adversely affect our financial performance.

We incurred approximately $2.7 million of costs in connection with the acquisitions of ZN and TDT, including:

•	costs associated with integrating our business with ZN and TDT;

•	financial advisory fees and

•	costs and expenses for services provided by our lawyers and accountants.

The transaction costs and expenses attributable to financial advisory, legal and accounting services that we incurred will be capitalized as a component of the purchase price. Goodwill associated with the acquisitions will be required to be tested at least annually for impairment, and we will be required to record a charge to earnings if there is an impairment in the value of such goodwill at a later date. Other intangible assets acquired in connection with the acquisitions will be amortized over their estimated useful lives.

The acquisitions of ZN and TDT could result in future impairment charges which could adversely affect our results of operations.

As a result of the acquisitions of ZN and TDT, goodwill and other intangible assets have been created. The values we may record for goodwill and other intangible assets will represent fair values calculated by independent third-party appraisers. Such valuations require us to provide significant estimates and assumptions, which are derived from information obtained from the management of the acquired businesses and our business plans for the acquired businesses or intellectual property. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairments which will require us to record an impairment charge in the period in which we identify the impairments.

If we do not achieve the expected benefits of our acquisitions of ZN and TDT, the price of our common stock could decline.

We expect that the acquisition of ZN will enhance our leadership in face recognition technology through the combination of our technologies with those of ZN. Although the results of the initial tests of our combined technologies have been positive, the combination of such technologies might not meet the demands of the marketplace. If our technologies fail to meet such demand, customer acceptance of our face recognition solutions could decline, which would have an adverse effect on our results of operations and financial condition. In addition, we expect that the acquisition will enable us to market our systems and products on a global scale. Our face recognition customers are primarily located in the United States, and ZN’s customers are primarily located in Europe. We might not be able to market successfully our products and services to ZN’s customers or ZN’s products and services to our customers. We expect that the acquisition of TDT will enhance our position in the market for secure credentials, particularly for the U.S. government. If our product offerings and services fail to meet the demands of this market, our results of operations and financial condition could be adversely affected. There is also a risk that we will not achieve the anticipated benefits of the acquisitions as rapidly as, or to the extent, anticipated by financial or industry analysts, or that such analysts will not perceive the same benefits to the acquisitions as we do. If these risks materialize, our stock price could be adversely affected.

The success of our strategic plan to grow sales and develop relationships in Europe may be limited by risks related to conducting business in European markets.

Although ZN has experience marketing and distributing its products and developing strategic relationships in Europe, part of our strategy will be to increase sales and build additional relationships in European markets. Risks inherent in marketing, selling and developing relationships in European markets include those associated with:

•	economic conditions in European markets, including fluctuations in the relative values of the U.S. dollar and the Euro;

•	taxes and fees imposed by European governments that may increase the cost of products and services and

•	laws and regulations imposed by individual countries and by the European Union.

In addition, European intellectual property laws are different than U.S. intellectual property laws and we will have to ensure that our intellectual property is adequately protected in foreign jurisdictions and that ZN’s intellectual property is adequately protected in the United States. If we do not adequately protect our intellectual property rights, competitors could use our proprietary technologies in non-protected jurisdictions and put us at a competitive disadvantage.

Our business may be impacted by changes in the local marketplace of our foreign operations and fluctuations in currency exchange rates.

As a result of our acquisitions of ZN and TDT, we expect that we will have increased exposure to foreign currency fluctuations. Net revenue and related expenses generated from our international location in Germany are denominated in euros, exposing the results of operations and certain of our intercompany balances associated with this international location to foreign exchange rate fluctuations. In addition to our German operation, we will have increased transactions with Japanese vendors supplying hardware and consumables for the delivery of the TDT contracts. These transactions will increase our exposure to foreign currency fluctuations with the yen. To the extent the U.S. dollar weakens against these foreign currencies, the conversion of these foreign currency denominated transactions results in increased net revenue, operating expenses and net income. Similarly, our net revenue, operating expenses and net income will decrease when the U.S. dollar strengthens against these foreign currencies.

If our systems and products do not perform as promised, we could experience increased costs, lower margins, liquidated damage payment obligations and harm to our reputation.

We will be required to provide complex systems that will be required to operate on an “as needed” basis. Although we will deploy back-up systems, the failure of our products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations and harm to our reputation. The failure of our products also could result in contract terminations and have a material adverse effect on our business and financial results.

Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money.

We believe that our intellectual property, including our methodologies, will be critical to our success and competitive position. If we are unable to protect this intellectual property against unauthorized use by third parties, our reputation among existing and potential customers could be damaged and our competitive position adversely affected. Our strategies to deter misappropriation could be undermined if:

•	the proprietary nature or protection of our methodologies is not recognized in the United States or foreign countries;

•	third parties misappropriate our proprietary methodologies and such misappropriation is not detected or

•	competitors create applications similar to ours but which do not technically infringe on our legally protected rights.

If these risks materialize, we could be required to spend significant amounts to defend our rights and divert critical managerial resources. In addition, our proprietary methodologies may decline in value or our rights to them may become unenforceable.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We are subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

Future acquisitions of companies or technologies may result in disruptions to our business.

Beyond the acquisitions of ZN and TDT, our growth strategy could include additional acquisitions of companies or technologies that complement ours. Future acquisitions could involve risks inherent in acquisitions, such as:

•	challenges associated with integrating acquired technologies and business of operations acquired companies;

•	exposure to unknown liabilities;

•	diversion of managerial resources from day-to-day operations;

•	possible loss of key employees, customers and suppliers;

•	higher than expected transaction costs and

•	additional dilution to our existing stockholders if we use our common stock as consideration.

If we fail to manage these challenges adequately, our results of operations and stock price could be adversely affected.

The loss of key personnel could adversely affect our ability to remain competitive.

We believe that the continued service of our executive officers will be important to our future growth and competitiveness. We have entered into employment agreements with our executive officers, including Bernard C. Bailey, our Chief Executive Officer, William K. Aulet, our Chief Financial Officer and James P. Ebzery, our Senior Vice President, Worldwide Sales and Services. These agreements are intended to provide the executives with incentives to remain employed by us. However, we cannot assure you that they will remain employed by us. In addition, we believe that the continued employment of key members of our technical and sales staffs is important to us. Most of our employees are entitled to voluntarily terminate their relationship with us, typically without any, or with only minimal, advance notice. The process of finding additional trained personnel to carry out our strategy could be lengthy, costly and disruptive. We might not be able to retain the services of all of our key employees or a sufficient number of them to execute our plans. In addition, we might not be able to continue to attract new employees as required.

Our quarterly results could be volatile and may cause our stock price to fluctuate.

We have experienced fluctuations in quarterly operating results and we expect those fluctuations to continue. We expect that our quarterly results will continue to be affected by, among other things, factors such as:

•	the size and timing of contract awards;

•	the timing of our contract performance;

•	variations in the mix of our products and services and

•	contract losses and changes in management estimates inherent in accounting for contracts.

Certain of our stockholders have significant relationships with us, which could result in us taking actions that are not supported by unaffiliated stockholders.

Lau Technologies, or Lau, and B.G. Beck, who is also a director and Vice Chairman, beneficially own approximately 16.8% and 16.4%, respectively, of our outstanding common stock. After giving effect to the sale of 7,200,000 shares of our common stock in this offering, Lau and Mr. Beck will beneficially own approximately 13.8% and 13.4%, respectively, of our outstanding common stock. As a result of their ownership, both Lau and Mr. Beck have a strong influence on matters requiring approval by our stockholders, including the election of directors and most corporate actions, including mergers and acquisitions. In addition, we have significant relationships with each of Lau and Mr. Beck, including:

•	Lau has provided us with a credit facility in an aggregate principal amount of $7.3 million, which is secured by some of our assets;

•	we acquired significant intellectual property, contracts and distribution channels through a transaction with Lau under which we agreed to pay Lau a 3.1% royalty on our facial recognition revenues for a period of twelve and one half years, up to a maximum of $27.5 million;

•	the Chairman of our Board of Directors and his spouse own a majority of Lau’s voting stock;

•	in connection with the acquisition of TDT, Mr. Beck was appointed a member of our Board of Directors and appointed Vice Chairman;

•	in connection with the acquisition of TDT, we issued a promissory note to Mr. Beck in the amount of $15.3 million, which is secured by some of TDT’s assets and

•	in connection with the acquisition of TDT, we entered into a consulting agreement with Mr. Beck under which we will pay Mr. Beck $300,000 per year for two years, provided that Mr. Beck devotes his full business time to developing business opportunities for us.

Risks Related to Our Common Stock

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings. There will be 43,070,327 shares of our common stock outstanding immediately after this offering.

We and our executive officers and directors and the selling shareholders have entered into 90-day lock-up agreements with the underwriters. The lock-up agreements prohibit each of us from selling or otherwise disposing of shares of common stock except in limited circumstances. The lock-up agreements are only contractual agreements, and J.P. Morgan Securities Inc. and UBS Securities LLC, at their joint discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior public notice or announcement and allow any of us to sell shares of common stock. If the restrictions in the lock-up agreement are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws and our share retention policy, which could reduce the market price for shares of our common stock.

Lau and Mr. Beck own approximately 16.8% and 16.4%, respectively, of our common stock. After giving effect to the sale of 7,200,000 shares of our common stock in this offering, Lau and Mr. Beck will beneficially own approximately 13.8% and 13.4%, respectively, of our outstanding common stock. If either of these stockholders sells a significant number of shares of our common stock in the open market, our stock price could decline.

Our stock price and trading volume may be volatile, which could result in substantial losses for our shareholders.

The market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	general economic conditions;

•	actual or anticipated changes in our future financial performance;

•	changes in financial estimates by securities analysts;

•	changes in market interest rates;

•	competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships or capital commitments;

•	the operations and stock performance of our competitors;

•	fluctuations in our quarterly operating results;

•	additions or departures of senior management and key personnel and

•	actions by institutional shareholders.

If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the offering price, in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

Our board of directors may authorize the issuance of additional shares that may cause dilution.

Our articles of incorporation authorizes our board of directors, without your approval, to:

•	authorize the issuance of additional common or preferred stock in connection with future equity offerings, acquisitions of securities or other assets of companies and

•	classify or reclassify any unissued common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock that have preference rights over your common stock with respect to voting.

The issuance of additional shares could be substantially dilutive to your shares.

Future offerings of debt securities, which would be senior to our common stock in liquidation, or equity securities, which would dilute our existing shareholders and may be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, preferred stock or common stock. If we were to liquidate, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of our common stock. Additional equity offerings by us may dilute your interest in us or reduce the value of your shares of common stock, or both. Our preferred stock, if issued, could have a preference on distribution payments that could limit our ability to make a distribution to you. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares of common stock and diluting your interest in us.

Our management will have broad discretion in the use of net proceeds from this offering and may not use them effectively.

We will use approximately $30.3 million of the net proceeds of this offering to repay indebtedness as described in more detail under “Use of Proceeds.” As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the remaining net proceeds that we will receive from this offering. Our management will have broad discretion in the application of these net proceeds, but currently intends to use them as described in “Use of Proceeds.” The failure by our management to apply these net proceeds effectively could adversely affect our ability to continue to develop our business.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 7,200,000 shares of common stock that we are selling in this offering will be approximately $37.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from such exercise will be approximately $39.8 million. We will not receive any of the proceeds of the shares that will be sold by the selling shareholders.

We expect to use the net proceeds from this offering to repay $15.3 million of notes payable to B.G. Beck in connection with our acquisition of Trans Digital Technologies on February 14, 2004, and to repay approximately $15.0 million of indebtedness outstanding under our loan agreements with Lau Technologies and Commerce Bank and Trust Company as of March 28, 2004. We borrowed $3.0 million from Commerce in February 2004 to finance our contract with the State of Illinois. The general repayment terms of such indebtedness are as follows:

Lender	Due Date	Interest Rate	March 28, 2004
			(unaudited)
			(in thousands)
B.G. Beck	12/1/2005	8.50%	$15,300
Commerce	3/11/2006	6.25%	1,612
Commerce	6/20/2006	8.00%	2,053
Commerce	2/27/2007	7.30%	2,924
Commerce	6/24/2007	5.25%	901
Commerce	12/31/2007	5.25%	1,394
Commerce	4/24/2008	5.25%	1,191
Lau	8/30/2005	8.50%	1,014
Lau	5/30/2008	8.50%	2,249
Lau	6/30/2009	8.50%	1,673

			$30,311

*	We estimate that we will incur approximately $600,000 in prepayment penalties, which are not reflected in the table above.

We expect to use the remaining net proceeds for capital expenditures and general corporate purposes. We also may use a portion of the net proceeds to acquire complementary products, technologies or businesses, if and when such opportunities arise. Pending these uses, we intend to invest the net proceeds in short-term interest bearing, investment grade securities.

DILUTION

Our net tangible book value as of March 28, 2004 was approximately $10.1 million, or approximately $0.28 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding on that date. Without taking into account any other changes in the net tangible book value after March 28, 2004, other than to give effect to our receipt of the estimated net proceeds from the sale by us of 7,200,000 shares of our common stock in this offering, less the underwriting discounts and commissions payable by us and our estimated offering expenses, our net tangible book value as of March 28, 2004, after giving effect to the items above would have been approximately $47.1 million, or $1.10 per share. This represents an immediate increase in the net tangible book value of $0.82 per share to existing shareholders and an immediate dilution of $4.40 per share to new investors. The following table illustrates this per share dilution:

Offering price per share		$5.50

Net tangible book value per share as of March 28, 2004	$0.28
Increase in net tangible book value per share attributable to this offering	0.82

Pro forma net tangible book value per share as of March 28, 2004 after giving effect to this offering		1.10

Dilution per share to new investors		$4.40

This table is based on the number of shares as of March 28, 2004, and does not include the following:

•	4,585,000 shares of our common stock issuable upon the exercise of options outstanding as of that date at a weighted average exercise price of $3.41 per share and

•	812,000 shares of our common stock issuable upon exercise of warrants outstanding as of that date at a weighted average exercise price of $11.94 per share.

CAPITALIZATION

The following table sets forth our capitalization as of March 28, 2004 on an actual basis and on an adjusted basis. The as adjusted capitalization reflects the sale by us of 7,200,000 shares of common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 28, 2004
	Actual	As Adjusted
	(dollars in thousands)
Current portion of long-term debt	$10,940	$703
Long-term debt	20,483	409

Total debt	31,423	1,112

Shareholders’ equity:
Common stock, $0.001 par value; 45,000,000 shares authorized; 35,625,176 shares and 42,825,176 shares (as adjusted) issued and outstanding, respectively(1)	36	43
Additional paid in capital	135,869	172,932
Accumulated deficit	(43,709)	(43,709)

Total shareholders’ equity	92,196	129,266

Total capitalization	$123,619	$130,378

(1)	On June 15, 2004 we increased the number of authorized shares of our common stock to 75,000,000.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol “VISG.” The following table sets forth the quarterly range of high and low reported sale prices of the common stock on the Nasdaq National Market for the periods indicated.

Fiscal year ended December 31, 2002	High	Low
First Quarter	$10.14	$5.02
Second Quarter	7.64	3.63
Third Quarter	5.10	2.50
Fourth Quarter	5.84	3.27

Fiscal year ended December 31, 2003	High	Low
First Quarter	$5.40	$3.01
Second Quarter	5.78	3.76
Third Quarter	5.40	3.85
Fourth Quarter	4.61	3.34

Fiscal year ending December 31, 2004	High	Low
First Quarter	$8.20	$3.53
Second Quarter (through August 4, 2004)	14.30	6.21

On August 4, 2004, the last reported sale price of the common stock as reported on the Nasdaq National Market was $6.23 per share. As of July 15, 2004, there were approximately 239 record holders of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We are prohibited from paying dividends pursuant to our borrowing arrangements. Notwithstanding this limitation, we presently intend to retain our cash for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables provide our selected consolidated financial data, which were derived from our audited consolidated financial statements for each of the three years in the period ended December 31, 2003. The historical results presented are not necessarily indicative of future results. The data should be read in conjunction with our financial statements, related notes and other financial information as of December 31, 2003 and for each of the three years in the periods ended December 31, 2003 appearing elsewhere in this prospectus, as well as the discussions appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our financial data for the three-month periods ended March 30, 2003 and March 28, 2004 were derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for interim periods are not necessarily indicative of results that may be expected for the entire fiscal year.

	For the Years Ended December 31,			For the Three Months Ended(2)
	2001(1)	2002(1)	2003(2)	March 30, 2003	March 28, 2004
				(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$26,280	$32,302	$37,371	$8,155	$12,259
Cost of revenue	19,602	25,239	27,844	6,789	8,906

Gross margin	6,678	7,063	9,527	1,366	3,353

Operating expenses:
Sales and marketing	809	5,368	5,282	1,411	1,493
Research and development	2,054	4,457	3,650	945	959
General and administrative	2,500	5,069	5,110	1,093	2,137
Acquisition expenses	1,639	—	—	—	—
Restructuring charges	—	824	—	—	—

Total operating expenses	7,002	15,718	14,042	3,449	4,589

Operating loss	(324)	(8,655)	(4,515)	(2,083)	(1,236)
Interest expense, net	(1,210)	(875)	(969)	(219)	(392)
Other income	—	—	18	—	21

Loss before income taxes and cumulative effect of change in accounting principle	(1,534)	(9,530)	(5,466)	(2,302)	(1,607)
Provision for income taxes	—	—	(63)	(63)	(25)

Loss before cumulative effect of change in accounting principle	(1,534)	(9,530)	(5,529)	(2,365)	(1,632)
Cumulative effect of change in accounting principle (3)	—	—	(12,131)	(12,131)	—

Net loss	(1,534)	(9,530)	(17,660)	(14,496)	(1,632)
Preferred stock dividends	(5)	—	—	—	—

Loss applicable to common shareholders	$(1,539)	$(9,530)	$(17,660)	$(14,496)	$(1,632)

Basic and diluted net loss per share	$(0.09)	$(0.48)	$(0.26)	$(0.12)	$(0.05)

Basic and diluted loss per share applicable to common shareholders (4)	$(0.09)	$(0.48)	$(0.82)	$(0.72)	$(0.05)

Weighted average basic common shares outstanding	16,265	20,046	21,445	20,258	31,362

	For the Years Ended December 31,			For the Three Months Ended(2)
	2001(1)	2002(1)	2003(2)	March 30, 2003	March 28, 2004
				(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Working capital	$38,115	$22,244	$5,887	$2,642	$2,443
Total assets	67,663	61,189	54,480	43,975	135,292
Long-term obligations	10,368	9,845	8,147	8,607	20,483
Total debt	14,645	15,108	13,621	13,811	31,423
Shareholders’ equity	46,294	39,064	34,008	24,603	92,196

(1)	The results are presented under percentage of completion based on the cost to cost method of measurement.
(2)	The results are presented in accordance with EITF 00-21 applied on a cumulative basis as of January 1, 2003.
(3)	We adopted EITF 00-21 on a cumulative basis as of January 1, 2003. See note 2 in the Notes to Consolidated Financial Statements which discusses the change in accounting principle.
(4)	See note 2 in the Notes to Consolidated Financial Statements for information concerning the computation of basic and diluted net loss per share.

MANAG EMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus.

Introduction

We are a leading provider of advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy. Our identity solutions include secure credential provisioning systems, biometric software and systems and real-time identity databases, as well as systems design, development, integration and support services. These solutions enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Our customers use our solutions to help solve the following four critical problems in identity verification and management:

•	assurance that the identification document is authentic;

•	assurance that the document has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document and

•	verification of the privileges the individual is entitled to at a particular point in time.

Our solutions annually produce more than 30 million secure government-issued credentials at more than 2,000 locations. We are the second largest provider of U.S. drivers’ licenses with a 30% market share, and we are the sole source provider of passport production capability to the U.S. Department of State. We also are a recognized leader in biometrics in the field of face recognition. Our customers include governments, law enforcement agencies and businesses in more than 15 countries.

We generate revenue through the sale and license of products and services for verifying and managing identities. Our revenues increased from $8.2 million in the first quarter of 2003 to $12.3 million in the first quarter of 2004. Our net loss during the same periods decreased from $2.4 million to $1.6 million, excluding the one-time charge of $12.1 million in connection with our change in accounting principle as of January 1, 2003. Our efforts in 2004 have been and will continue to be primarily focused on expanding our portfolio of offerings to satisfy our customers’ identity solution requirements. We have taken substantial steps in this direction through the acquisitions of ZN Vision Technologies AG, or ZN, in January 2004 and Trans Digital Technologies Corporation, or TDT, in February 2004. The acquisition of TDT enabled us to be selected to provide a solution to the U.S. Department of Defense, or DoD, to support the production of smart cards as part of the agency’s Common Access Card, or CAC, program. We continue to make investments in research and development and intend to continue to introduce new and enhanced product and service offerings. To further increase revenue, we are also expanding our distribution channels.

Segments and Geographic Information

Our business involves two closely-related segments: secure credentials and biometrics. For the three-month period ended March 28, 2004, we derived 96.2%, or $11.7 million, of our direct revenue within the United States. We derived an additional 1.3%, or $160,000, of our direct revenue in Canada. The remaining 2.5%, or $307,000, was derived by our German subsidiary, primarily from customers in countries within the European Union. For the year ended December 31, 2003 approximately $36.6 million, or 97.8% of our direct revenue was derived within the United States. The remaining $818,000, or 2.2% of revenue was derived in Canada and the United Arab Emirates.

Secure Credentials Segment

Our secure credentials segment accounted for approximately 85.8% and 84.2% of our revenues in the three-month periods ended March 28, 2004 and March 30, 2003, respectively, and 82.2%, 84.7% and 86.6% of our revenue for the years ended December 31, 2003, 2002, and 2001, respectively. Our secure credentials solutions involve the design, development, marketing and implementation of integrated software and hardware solutions that produce identification credentials, many of which utilize face recognition and other biometric technologies.

We provide customized systems utilizing proprietary products under service contracts that typically have five to seven year terms and several optional annual renewals after the initial contract term. For drivers’ licenses, these contracts generally provide for a fixed price for each identification credential produced. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the projected number of secure credentials to be produced, the size of the database, the level of post-installation support and the competitive environment. Our secure credentials segment also includes the contracts we assumed as part of our acquisition of TDT in February 2004. TDT contributed revenues of $1.8 million to this segment for the three months ended March 28, 2004. Under these contracts, we provide high security technology and services to the U.S. Department of State for the production of U.S. passports, as well as similar services to the DoD and Homeland Security. Those contracts generally provide that we will be paid for the hardware, software and services we provide, as well as consumables delivered to the customer.

In civil identification applications, such as drivers’ licenses and passports, the sales cycle generally includes a formal request for proposal, or RFP, bidding process. Once an RFP is issued, a comprehensive proposal is developed and usually followed by an on-site customer demonstration. The process from the issuance of an RFP to the ultimate award can take up to six months. Following the bid award a six-to-twelve month implementation and installation process usually ensues. We believe that long sales cycles in our public sector markets are endemic to the market and will continue. Further, customers may seek to modify the system either during or after the implementation of the system. While our long sales and implementation cycle requires the commitment of marketing resources and investments of working capital, we believe that it also serves as a barrier to entry for smaller companies and as an early indicator of potential competitors for particular projects. For existing customers, a considerably shorter sales and implementation cycle may be involved.

Biometrics Segment

Our biometrics segment accounted for approximately 14.2% and 15.8% of our revenue for the three month periods ended March 28, 2004 and March 30, 2003, respectively, and 17.8%, 15.3% and 13.4% of our revenue for the years ended December 31, 2003, 2002, and 2001, respectively. The focus of our biometric technology solutions is primarily on applications designed to deter criminal and terrorist activities, including government research and development contracts. These initiatives generated 89.0% of this segment’s revenue for the three months ended March 28, 2004, the remaining 11.0% was generated from sales in the gaming industry.

Within our biometrics segment, our contracts typically provide for the development, customization and installation of face recognition systems for government agencies, law enforcement agencies and businesses. These contracts are generally fixed price, and include milestones and acceptance criteria for the various deliverables under the contract. Contract prices are dependent on a variety of factors, including design and integration complexities, the nature and number of workstations and sites, the size of the database, the level of post-installation support and the competitive environment. In certain cases, we provide licenses for off-the-shelf versions of our face recognition software on a per user basis.

For identity solutions that primarily require our advanced face recognition technology, such as criminal identification booking and investigation applications, the sales cycle tends to be shorter and the solution consists primarily of software products.

As we continue to implement our vision of being a total identity solutions provider, the biometrics and secure credentials segments become less distinct as discrete segments. We believe that the presence or future potential of integrated biometrics in secure credentials is a key factor in increasing revenue and profits from the secure credentials business. As a result, we are seeing the two segments converge into one market.

Dependence on Significant Customers

We believe for the near future that we will continue to derive a significant portion of our revenues from a limited number of large contracts. Secure credentials segment customers who accounted for more than 10% of our total revenues are as follows:

•	For the three months ended March 28, 2004, one customer accounted for an aggregate of 13.0%;

•	For the three months ended March 30, 2003, two customers accounted for an aggregate of 28.0%;

•	For the year ended December 31, 2003, two customers accounted for an aggregate of 26.0%;

•	For the year ended December 31, 2002, two customers accounted for an aggregate of 22.0% and

•	For the year ended December 31, 2001, four customers accounted for an aggregate of 49.0%

No single biometrics customer accounted for over 10% of our total revenue in any period.

Critical Accounting Policies and Significant Estimates

We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or US GAAP. Consistent with US GAAP, we have adopted accounting policies that we believe are most appropriate given the facts and circumstances of our business. The application of these policies has a significant impact on our reported results. In addition, some of these policies require management to make estimates. These estimates, which are based on historical experience and analysis of current conditions, have a significant impact on our reported results and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. If actual results differ significantly from these estimates, there could be a material effect on our financial statements.

Valuation of Goodwill and Other Long-Lived and Intangible Assets

Our long-lived assets include property, plant and equipment, other intangible assets and goodwill. As of March 28, 2004, the balances of property, plant and equipment, other intangible assets and goodwill, net of accumulated depreciation and amortization, were $24.8 million, $18.5 million and $63.6 million, respectively. As of December 31, 2003, the balances of property, plant and equipment and other intangible assets, net of accumulated depreciation and amortization, were $25.1 million and $2.7 million, respectively.

Where we believe that property, plant and equipment and intangible assets have finite lives, we depreciate and amortize those assets over their estimated useful lives. For purposes of determining whether there are any impairment losses, as further discussed below, our management has examined the carrying value of our identifiable long-lived tangible and intangible assets, including their useful lives where we believe such assets have finite lives, when indicators of impairment are present. For all long-lived tangible and intangible assets, if an impairment loss were identified based on the fair value of the asset, as compared to the carrying value of the asset, such loss would be charged to expense in the period we identify the impairment. Furthermore, if our review of the carrying values of the long-lived tangible and intangible assets with finite lives indicates impairment of such assets, we may determine that shorter estimated useful lives are more appropriate. In that event, we will be required to record additional depreciation and amortization in future periods, which will reduce our earnings.

Factors we generally consider important which could trigger an impairment review on the carrying value of other long-lived tangible and intangible assets include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of acquired assets or the strategy for our overall business;

•	underutilization of our tangible assets;

•	discontinuance of product lines by ourselves or our customers;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period and

•	significant decline in our market capitalization relative to net book value.

Although we believe that the carrying value of our long-lived tangible and intangible assets were realizable as of March 28, 2004 and December 31, 2003, future events could cause us to conclude otherwise.

Due to our two acquisitions in the first quarter of 2004, goodwill and other intangible assets were created as a result of the preliminary allocation of the purchase price to identified intangible assets of the acquired businesses. The values recorded for goodwill and other intangible assets represent preliminary estimates of fair values calculated by independent third-party appraisers and are subject to further review and finalization. Such valuations require us to provide significant estimates and assumptions, which are derived from information obtained from the management of the acquired businesses, and our business plans for the acquired businesses or intellectual property. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to:

•	future expected cash flows from product sales, customer contracts and acquired developed technologies and patents;

•	expected costs to complete any in-process research and development projects and commercialize viable products and estimated cash flows from sales of such products;

•	the acquired companies’ brand awareness and market position;

•	assumptions about the period of time over which we will continue to use the acquired brand and

•	discount rates.

These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require us to record an impairment charge in the period in which we identify the impairment.

As of March 28, 2004, we have recorded goodwill of $63.6 million. We will perform impairment reviews on the carrying values of goodwill arising from the aforementioned acquisitions at least annually. Because future cash flows and operating results used in the impairment review will be based on management’s projections and assumptions, future events could cause such projections to differ from those used to originally value the acquisitions, which could lead to significant impairment charges of goodwill in the future.

Secure Credentials Revenue and Cost Recognition

During the third quarter of 2003, we adopted the provisions of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. EITF 00-21 governs how to identify whether goods or services, or both, to be delivered separately in a bundled sales arrangement, should be accounted for separately. The operating results for the three-month period ended March 30, 2003 reflects the cumulative effect of the change in accounting principle in 2003.

We deliver solutions under secure credential contracts primarily to federal and state government customers. We recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

In some cases, we generate revenue from the sale of products in which title passes to the customer. In these cases, we recognize revenue when the products are shipped and accepted by the customer. Services revenue under these contracts consists of preventative and remedial maintenance on printing systems. We also provide on site technical support and consulting services to our customers. Revenue on fixed price services is recognized ratably over the service period which approximates the timing of the services rendered. Revenue on time and material services is recognized as the services are rendered. Expenses on all services are recognized when the costs are incurred.

When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

We have secure credential contracts, generally with state governments for the production of drivers’ licenses and other identification credentials, where we have determined that we have multiple elements and where the title to equipment installed to produce these credentials does not pass to the customer. Under these contracts, the first element consists of hardware, system design, implementation, training, consumables management, maintenance and support which is accounted for as equipment and related executory services under lease in accordance with SFAS No. 13. The second element consists of customized software which is accounted for as a long term contract in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, and Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, or SOP 81-1, on a units of delivery method of measurement.

Costs related to the hardware element of these contracts are capitalized on the balance sheet and are depreciated over the remaining contract term beginning when the system goes into service. The delivery of these credentials typically requires us to customize, design and install equipment and software at customer locations, as well as perform training, supply consumables, maintain the equipment and provide support services. Nonperformance of training, consumables management, maintenance and support services would prevent us from receiving payment for the costs incurred in the customization, design and installation of the system. EITF 00-21 limits the amount of revenue allocable to the customization, design and installation of the system to the amount that is not contingent upon the production of credentials. Revenue on these contracts under EITF 00-21 is earned based on, and is contingent upon, the production of credentials from the system. Due to the contingent performance of credential production in our secure credentials contracts, we defer revenue recognition for the system design and installation phase of our contracts, including customized software and equipment, and recognize revenue as credentials are produced.

Costs related to the customized software element of our secure credentials contracts where title to the hardware element does not pass to the customer are capitalized on the balance sheet during the period in which we are designing and installing the system and are amortized over the remaining contract term beginning when the system goes into service. Costs related to this element of our secure credentials contracts incurred after the system is in service are expensed as incurred. Revenue related to this element of our secure credentials contracts is recorded as credentials are produced by the system.

Our secure credentials contracts related to the delivery of drivers’ licenses and identification credentials typically provide that the state department of transportation, or similar agency, will pay a fixed price per credential produced utilizing a system we design, implement and support. Our fixed pricing includes charges for the use of the system, materials and the data that is stored on the credentials. Prices under these contracts vary depending on, among other things:

•	Design and integration complexities;

•	Nature and number of workstations and sites installed;

•	Projected number of secure credentials to be produced;

•	Size of the database;

•	Level of post-installation involvement that will be required of us and

•	Competitive environment.

Prior to the adoption of EITF 00-21, we recognized revenue and costs associated with our secure credentials contracts as a single accounting element using the percentage-of-completion methodology.

Biometrics Segment Revenue and Cost Recognition

Within our biometrics segment, our contracts typically provide for the development, customization and installation of face recognition systems for government agencies, law enforcement agencies and businesses. These contracts are generally fixed price, and include milestones and acceptance criteria for the various deliverables under the contract. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the size of the database, the level of post-installation support and the competitive environment. In certain cases, we provide licenses of off-the-shelf versions of our face recognition software on a per user basis.

We recognize revenue under these contracts using the percentage-of-completion methodology in accordance with SOP 81-1. We use the percentage-of-completion methodology to account for revenue under these contracts because:

•	A high level of certainty exists regarding expected cash flows from these contracts; and

•	A reliable basis exists for determining the percentage of the contract that will be completed at the end of the accounting period.

We measure the percentage complete as costs are incurred or for contracts based on milestones, revenue is recognized when scheduled performance milestones and customer acceptance criteria have been achieved. These milestones are specific events or deliverables clearly identified in the contract. We recognize revenue based on the total milestone billable to the customer less revenue related to any future maintenance requirements. Billings occur under these contracts when the milestone is delivered and accepted by the customer. Milestones can include customized systems, installation and services as defined by the contract.

We record costs and estimated earnings in excess of billings under these contracts as current assets. We record billings in excess of costs and estimated earnings and accrued contract costs as current liabilities.

Under SOP 97-2 revenue related to software licenses of off-the-shelf face recognition software is recognized when:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred;

•	The sales price is fixed and determinable;

•	Collection is probable and

•	There are no post delivery obligations.

We adopted EITF 00-21 on a cumulative basis as of January 1, 2003. Based on our evaluation of biometrics contracts and the application of the new guidance, the adoption of EITF 00-21 did not have an impact on the accounting for revenue from biometrics systems under long-term contracts.

Results of Operations

Comparison of fiscal quarters ended March 28, 2004 and March 30, 2003

Revenue

Revenue for the first quarter of 2004 were approximately $12.3 million, compared to approximately $8.2 million for the first quarter of 2003. The 50.6% increase in revenue is derived from increases of approximately $3.7 million in the secure credentials segment and $300,000 in the biometrics segment. The increase in the secure credentials segment consists of $1.8 million from the operating results of TDT from February 15, 2004 through March 28, 2004, $610,000 from the sale of equipment and consumables directly to two states, $558,000 from a volume increase resulting from the rollout of one new state drivers’ license contract and approximately $730,000 from a net increase in volume and the fulfillment of certain milestones among our remaining contracts. The increase in our biometrics revenue is derived from the inclusion of approximately $307,000 in ZN revenue for the period from January 24, 2004 to March 28, 2004.

Gross Margin

Gross margins increased to 27.4% in the first quarter of 2004 from 16.8% in the first quarter of 2003. We expect gross margins on our secure credentials contracts to fluctuate based on changes in period cost of sales as a result of our adoption of EITF 00-21 due to the fact that in 2003 and in the future we will effectively recognize revenue on a fixed price per credential produced by our customers. If we successfully achieve cost saving measures in the delivery process, we will realize higher gross margins in those periods where the cost savings measures are achieved. Alternatively, in periods where our delivery costs are higher due to service and maintenance requirements, we expect gross margins to decrease for those periods. The overall increase in gross margin in the first quarter of 2004 compared to the first quarter of 2003 is due to margin increases in both the secure credentials and biometrics segments.

In the secure credentials segment, gross margins increased to 24.4% in the first quarter of 2004 from 11.1% in the first quarter of 2003. We achieved gross margin increases on 12 of the 15 secure credentials contracts that were active in both periods. Those contracts represented approximately 57.9% of the total revenue in that segment for the three-month period ended March 28, 2004. The margin increases were attributable to our minimization of period costs during the card production phase on all of our secure credentials contracts. We were able to achieve some of these costs savings by minimizing overtime labor charges through improved resource management of field service technicians. In addition, we installed inventory management software in multiple states throughout 2003, which allows us to better control consumables scrap, thus reducing our materials costs. In addition to these cost savings initiatives, we signed contract extensions in five states and began card production in two additional states during 2003, both of which resulted in margin increases for those states. Our margin increase in this segment was also attributable to the 30.3% gross margin on approximately $1.8 million of revenue contribution from TDT for the period from February 15 to March 28, 2004, which represented approximately 17.1% of the total segment revenue for the quarter. The gross margin related to TDT included approximately $384,000 of non-cash amortization of the identified intangible assets, as described in more detail below. These increases were offset by gross margin decreases in other states. In two states, gross margins decreased due to an increase in costs, while in a third state the gross margin decrease was primarily due to decreases in credential volume.

The secure credentials business is a highly competitive, bid-based business, which results in pricing pressure for those systems. In addition, the price of a system is dictated by the customer’s specifications for the solution and its functionality. Some of these customer specifications include hardware, customized software, credential volume, number and type of security features on the credentials, and biometric identification on the credentials. All of these inputs are evaluated in our estimate of the cost of the system and ultimately influence the pricing for the system to be delivered. We are also aware of the customer’s budget situation since this affects how much the customer can spend on the system. After all of these factors are considered, we price the contract and determine the gross margin for the system to be delivered. The price and margin fluctuate by customer due to the number of locations, volume of credentials, requirements and complexity of the system and competitive environment. Although prices remain fixed for products and services on a contract-by-contract basis, fluctuations in gross margin are attributable to changes in the customer mix, change orders and contract extensions received.

Gross margins in our biometrics segment decreased to 45.0% in the first quarter of 2004 from 46.0% in the first quarter of 2003.

For the three-month period ended March 28, 2004, we have allocated $384,000 of amortization expense for the TDT acquisition to cost of sales due to the fact that a majority of the identified intangible assets were attributed to contracts that are generating significant revenue. The $74,000 of amortization related to the ZN acquisition was included in operating expenses for the three months ended March 28, 2004.

Sales and Marketing Expenses

Sales and marketing expenses increased approximately $82,000, from $1.4 million in the first quarter of 2003 to $1.5 million in the first quarter of 2004. The increase is primarily due to our investment in pursuing biometrics opportunities and the pursuit of significant opportunities in the secure identification marketplace. As a percentage of revenue, sales and marketing expenses decreased from 17.3% in the first quarter of 2003 to 12.2% in the first quarter of 2004.

Research and Development Expenses

Research and development expenses increased approximately $14,000, from $945,000 in the first quarter of 2003 to $959,000 in the first quarter of 2004. The increase is due principally to our continued investment in face recognition technologies and new product development. This investment included enhancing existing products with the intellectual property that was acquired through the acquisitions of ZN and TDT. As discussed above, research and development expenses include $74,000 of non-cash amortization expense related to the ZN identified intangible assets which contributed to the improvement in face recognition technologies and new product development. As a percentage of revenue, research and development expenses decreased from 11.6% in the first quarter of 2003 to 7.8% in the first quarter of 2004. We expect to continue to invest in product development in fiscal 2004.

General and Administrative Expenses

General and administrative expenses increased by approximately $1.0 million, from $1.1 million in the first quarter of 2003 to $2.1 million in the first quarter of 2004. The largest component of the increase derives from legal costs of approximately $527,000 stemming from the litigation surrounding our contract with the state of Georgia. General and administrative costs for ZN totaled $86,000 for the period from January 24, 2004 to March 28, 2004. General and administrative costs for TDT totaled $36,000 for the period from February 14, 2004 to March 28, 2004. The remainder of the increase is due to the logistical support required to grow our business through acquisitions while continuing to meet the financing requirements created by our expanding operations. As a percentage of revenue, general and administrative expenses increased from 13.4% in the first quarter of 2003 to 17.4% in the first quarter of 2004.

Interest Expense

Interest expense, net of approximately $21,000 and $28,000 of interest income for the first quarters of 2004 and 2003 respectively, increased approximately $173,000 from $219,000 in the first quarter of 2003 to $392,000 in the first quarter of 2004. The increase in interest expense is due to $162,000 of interest on the $15.3 million note used to purchase TDT, as well as approximately $14,000 of additional interest stemming from additional debt financing required to support contract delivery.

Income Taxes

There was no provision for federal income taxes for the periods ended March 28, 2004 and March 30, 2003 due to the net loss in both periods. The provision for state income taxes for the periods ended March 28, 2004 and March 30, 2003 were $25,000 and $63,000 respectively.

Cumulative Effect of Change in Accounting Principle

For the quarter ended March 30, 2003, we incurred a non-cash charge of $12.1 million representing the cumulative effect of a change in accounting principle related to our adoption of EITF 00-21 on a cumulative basis as of January 1, 2003.

Comparison of fiscal years ended December 31, 2003 and 2002

Revenue

Revenue for the year ended December 31, 2003 increased 19.6% to $37.4 million from $31.3 million in 2002 after adjusting the 2002 results on a pro forma basis for the impact of the accounting change. The increase in revenue of approximately $6.1 million resulted from increases of $4.4 million and $1.7 million in the secure credentials and biometrics segments, respectively, after adjusting the 2002 results on a pro forma basis for the impact of the accounting change. The increase in the secure credentials segment revenue was the result of credential volume increases in five states generating additional revenue in those states of approximately $3.3 million. Volume increases in two states resulted from the addition of new types of credentials or from normal fluctuations in credential issuances. Volume increases under our contracts with the Connecticut Department of Motor Vehicles and the State of Rhode Island, Division of Motor Vehicles were due to a full year of card production in 2003, in addition we began card production in Oklahoma in 2003. In addition to the volume increases, revenue under our contract serving the Maryland Department of Transportation and Motor Vehicle Administration increased $1.3 million in 2003 due to a full year of delivery on that contract. We also experienced an increase in revenue of approximately $300,000 due to net price per credential increases on contract extensions signed in 2003. The increase in revenue in the secure credentials segment was offset by volume decreases under drivers’ license contracts in two states, which resulted in a decrease in revenue of approximately $386,000. The increase in secure credentials revenue for 2003 was also offset by decreases in revenue of approximately $260,000 under our contracts with Arizona Department of Transportation and New Mexico Department of Taxation and Revenue as a result of the expiration of those contracts in 2002. The increase in revenue in the biometrics segment related to the inclusion of a full year of revenue derived from our Pinellas County contract signed in October 2002. We also delivered face recognition solutions to the United Arab Emirates for the Dubai International Airport and to Alberta, Canada in mid-2003, which contributed approximately $800,000 of additional revenue combined.

Gross Margin

Gross margins increased to 25.5% for the year ended December 31, 2003 compared to 17.3% for 2002 after adjusting the 2002 results on a pro forma basis for the impact of accounting changes. We expect gross margins on our secure credentials contracts to fluctuate based on changes in period cost of sales as a result of our adoption of EITF 00-21 due to the fact that in 2003 and in the future we will effectively recognize revenue on a fixed price per credential produced by our customers. If we successfully achieve cost saving measures in the delivery process, we will realize higher gross margins in those periods where the cost savings measures are achieved. Alternatively, in periods where our delivery costs are higher due to service and maintenance requirements, we expect gross margins to decrease for those periods. The overall increase in gross margin in 2003 compared to 2002, after adjusting the 2002 results on a pro forma basis for the impact of the accounting change, is due to margin increases in both the secure credentials and biometrics segments.

In the secure credentials segment, gross margins increased to 21.1% in 2003 from 20.7% in 2002 after adjusting the 2002 results on a pro forma basis for the impact of the accounting change. We achieved margin increases on 10 of our 18 active secure credentials contracts in 2003. Those contracts represented approximately 66.7% of the total revenue in that segment for the year. The margin increases were attributable to our commitment to minimize period costs during the card production phase on all of our secure credentials contracts. We were able to achieve some of these costs savings by minimizing overtime labor charges through better resource management of field service technicians. In addition, we installed inventory management software in multiple states in 2003, which allows us to better control consumables scrap thus reducing our materials costs. In addition to these cost savings initiatives, we signed contract extensions in five states and began card production in two additional states during 2003, both of which resulted in margin increases for those states. These increases were offset by gross margin decreases in other states due primarily to decreases in credential volume during the year.

The secure credentials business is a highly competitive, bid-based business, which results in pricing pressure for those systems. In addition, the price of a system is dictated by the customer’s specifications for the solution and its functionality. Some of these customer specifications include hardware, customized software, credential volume, number and type of security features on the credentials, and biometric identification on the credentials. All of these inputs are evaluated in our estimate of the cost of the system and ultimately influence the pricing for the system to be delivered. We are also aware of the customer’s budget situation since this affects how much the customer can spend on the system. After all of these factors are considered, we price the contract and determine the gross margin for the system to be delivered. The price and margin fluctuate by customer due to the number of locations, volume of credentials, requirements and complexity of the system and competitive environment. Although prices remain fixed for products and services on a contract-by-contract basis, fluctuations in gross margin are attributable to changes in the customer mix, change orders and contract extensions received. Gross margins in our biometrics segment increased to 45.6% in 2003 from 15.0% in 2002 due to our improved efficiency in delivering biometrics solutions in the current year, as well as margin adjustments on selected projects in 2002. As we enhance our biometrics solutions, systems and delivery process, we expect that our internal processes around production and sourcing of hardware coupled with improved efficiency in the delivery of the solution should result in improving margins. We realized some of this efficiency in 2003.

We expect that gross margins in the future will include non-cash expenses related to the portion of the purchase price of TDT that is allocated to its contract with the U.S. Department of State and its other contracts. We are in the process of valuing the TDT transaction and will assign purchase price to these intangible assets based on the outcome of that valuation. The intangible assets recorded will be amortized through cost of sales over the remaining contract terms and may have a significant impact on our gross margins during that period.

Sales and Marketing Expenses

Sales and marketing expenses decreased approximately $86,000, to $5.3 million for the year ended December 31, 2003 from $5.4 million in 2002. As a percentage of revenue, sales and marketing expenses decreased to 14.1% in 2003 from 17.2% in 2002 after adjusting the 2002 results on a pro forma basis for the impact of accounting changes. The decrease is primarily due to a decrease in the number of drivers’ license contracts coming up for bid in 2003 within the secure credentials segment as a result of delays within certain states due to budgetary constraints. The bid and proposal process related to the secure credentials contracts for state drivers’ license contracts generally requires the involvement of our technology personnel as we devise the system architecture during this phase that satisfies the states requirements in the proposal. As proposal volume was down in 2003, there was increased focus of these resources in other areas, specifically on the delivery of the systems that were contracted in 2002. We expect sales and marketing expenses to increase in absolute dollars and decrease as a percentage of revenue in 2004. This increase will result from of our acquisitions of sales and marketing resources at ZN and TDT. In addition, we will continue our investment in increasing the awareness and demand for identity solutions, support our growth strategy in the federal marketplace and continue our focus on the civil and criminal identification opportunities.

Research and Development Expenses

Research and development expenses decreased approximately $807,000, to $3.7 million for the year ended December 31, 2003 from $4.5 million in 2002. As a percentage of revenue, research and development expenses decreased to 9.8% from 14.3% in 2002 after adjusting the 2002 results on a pro forma basis for the impact of accounting changes. These decreases are the result of a restructuring and workforce reduction in the fourth quarter of 2002, as well as a decrease in our internal investment in research and development during 2003 anticipating the contribution that the ZN acquisition will bring to our research and development initiatives in the future. Development costs that benefited specific projects were recorded as cost of revenues and costs that did not benefit specific projects were recorded as research and development expenses. Software development costs we have capitalized subsequent to achieving technological feasibility have not been material. We expect research and development expenses to decrease in absolute dollars and as a percentage of revenue in 2004. These decreases will result from an increase in funded research projects to leverage our research and development initiatives in the United States and abroad.

General and Administrative Expenses

General and administrative expenses remained relatively flat, increasing by approximately $41,000, to $5.1 million for the year ended December 31, 2003 from $5.1 million in 2002. As a percentage of revenue, general and administrative expenses decreased to 13.7% in 2003 from 16.2% in 2002 after adjusting 2002 results on a pro forma basis for the impact of accounting changes. The slight increase in general and administrative expenses was due to the logistical support required to grow our business through acquisitions while continuing to meet the financing requirements created by our expanding operations. The benefits that we experienced related to the restructuring in 2002 and other cost savings initiatives were offset by additional expenses related to new strategic actions taken in 2003. Additional general and administrative expenses related to these actions included $725,000 of expense related to new strategic hires, $200,000 of expenses related to additional employee terminations in 2003, $150,000 of expenses related to pursuing new financing opportunities and $285,000 of additional professional fees related to our contract in Georgia. We expect general and administrative expenses to increase in absolute dollars and decrease as a percentage of revenue in 2004 primarily due to our acquisitions of ZN and TDT. In addition to the additional headcount in 2004 we expect additional overhead expenses related to facilities, human resources, administration and reporting.

Interest Expense

Interest expense, net of approximately $99,000 and $196,000 of interest income in 2003 and 2002, respectively, increased approximately $94,000 for the year ended December 31, 2003 to $969,000 from $875,000 in 2002. The increase in interest expense reflects the additional debt financing required to support contract delivery in 2003.

Other Income

For the year ended December 31, 2003 we had other income of $18,000 related to a gain on the sale of certain card printer assets. There was no other income recognized for the year ended December 31, 2002.

Income Taxes

No provision for federal income taxes has been made for the years ended December 31, 2003 and 2002 due to the net loss in both periods. For the year ended December 31, 2003, the provision for state income taxes was approximately $63,000. There was no provision for state income taxes for the year ended December 31, 2002.

Cumulative Effect of Change in Accounting Principle

For the year ended December 31, 2003, we incurred a non-cash charge of $12.1 million representing the cumulative effect of a change in accounting principle related to our adoption of EITF 00-21 on a cumulative basis as of January 1, 2003.

Comparison of Fiscal Years ended December 31, 2002 and 2001

Revenue

Revenue increased to $32.3 million for the year ended December 31, 2002 from $26.3 million in 2001. Revenue in the secure credentials segment increased by $4.6 million, or 20.2%, as a result of winning new drivers’ license contracts. Revenue in the biometrics segment increased by $1.4 million, or 40%, due to revenue generated from acquisitions and the continued organic growth of that business. The revenue generated from biometrics solutions in both segments increased by $2.4 million, or 58.7%, from $4.0 million in 2001 to $6.4 million in 2002, which was a result of an increase in the use of biometrics technology by some states in the production of drivers licenses and other credentials. After adjusting the 2002 and 2001 results on a pro forma basis for the impact of accounting changes, revenue increased to $31.3 million in 2002 from $28.2 million in 2001. Revenue in the secure credentials segment increased by $1.7 million, or 6.8% as a result of increased credential volumes from recently implemented drivers’ license contracts beginning card production in 2002. Revenue in the biometrics segment does not change on a pro forma basis.

Gross Margin

Gross margins decreased to 21.9% for the year ended December 31, 2002 from 25.4% in 2001. The decline in gross margin reflects a change in product mix and contracts that included product development as well as delays in contract awards expected in the biometrics segment. This is evidenced by the improvement in gross margins from the first quarter of 2002 of 20.5% to 29.3% in the fourth quarter of that year. In 2002, new contracts in the secure credentials segment accounted for 29.4% of our revenue and had a combined gross margin of 37.6%. In 2001, new contracts accounted for 16.6% of our revenue and had a combined gross margin of 13.7%. The gross margin excluding new contracts would have been 17.1% for 2002, as compared to 24.9% in 2001. After adjusting the 2002 and 2001 results on a pro forma basis for the impact of accounting changes, gross margins decreased to 17.3% for the year ended December 31, 2002 from 27.4% in 2001. The decline in gross margin reflects a change in product mix reducing the percentage of revenue recognized on secure credentials contracts and included a higher percentage of biometrics contracts that yielded lower margins in 2002. The biometrics segment in total averaged margins of 15.0% in 2002 compared to 40.0% in 2001.

Sales and Marketing Expenses

Sales and marketing expenses increased by approximately $4.6 million for the year ended December 31, 2002 from the prior year. This represents an increase to 16.6% from 3.1% of revenue. The increase was due to our investment in pursuing biometrics opportunities following the events of September 11, 2001 and the pursuit of significant opportunities in the secure credentials marketplace. Our expenses resulted from our increased presence and sponsorship at security related trade shows, additional resource allocation to pursue opportunities in the federal government sector and an increase in sales and marketing personnel. The expenses associated with these activities included $1.7 million of compensation expenses for new hires, $1.4 million for the reallocation of resources for sales support, $1.0 million associated with lobbyists and marketing consultants and an increase of $0.4 million in travel expenses to support lobbying and marketing activities. The result of this investment can be seen in the increase to our revenue, backlog, and customer base.

Research and Development Expenses

Research and development expenses increased by approximately $2.4 million for the year ended December 31, 2002 from the prior year. This represents an increase to 13.8% from 7.8% of revenue. The increase is due to our continued investment in facial recognition technologies and new product development. This included enhancing existing products with the intellectual property that was acquired through the recent acquisitions. Our expenses included $1.9 million of compensation expenses for new hires, $400,000 for outside research consultants and $100,000 for additional leased office space for new hires.

General and Administrative Expenses

General and administrative expenses increased by approximately $2.6 million for the year ended December 31, 2002 from the prior year. This represents an increase to 15.7% from 9.5% of revenue. This increase was due to additional rental costs of approximately $900,000 arising from additional leased office space and an increased rental rate on previously occupied space, $1.2 million in compensation expenses including placement fees for new hires, $100,000 for outside consultants and a write-down of a contract receivable of $400,000. As a result of the acquisitions in 2002, and to facilitate the growth of the business, we also increased investment in infrastructure and personnel.

Restructuring Charge

We incurred a one-time restructuring charge of $824,000 in the fourth quarter of 2002. This consisted of approximately $248,000 associated with a workforce reduction of 21 individuals, or approximately 16% of the employee base. In addition, we took a charge for non-cancelable lease costs and capital equipment of approximately $420,000 and $156,000 respectively. Annualized savings associated with the workforce reduction are expected to total approximately $2.2 million.

Interest Expense

Interest expense, net of approximately $196,000 and $31,000 of interest income in 2002 and 2001, respectively, decreased approximately $335,000 for the year ended December 31, 2002 from the prior year. This represents a decrease to 2.8% from 4.6% of revenue. This decrease reflects the impact of our continuing efforts to reduce our overall debt and related interest expense, as well as the retirement of a $4,000,000 operating line of credit with the proceeds of the $25 million private placement of common stock in December 2001.

Income Taxes

We did not record any income tax for fiscal years 2002 and 2001 due to the net loss in each year.

Impact of Foreign Currency Translation

For the years ended December 31, 2003 and 2001, our foreign operations and export sales were approximately $800,000 and $1.2 million, respectively. We did not have any revenue related to foreign operations and export sales for the year ended December 31, 2002. We do not consider our foreign operations and export sales to be material for the years ended December 31, 2003, 2002 and 2001.

As a result of our acquisitions of ZN and TDT, we expect that we will have increased exposure to foreign currency fluctuations. Net revenue and related expenses generated from our international location in Germany is denominated in euros. The results of operations and certain of our intercompany balances associated with this international location are exposed to foreign exchange rate fluctuations. In addition to our German operation, we will have increased transactions with Japanese vendors supplying hardware and consumables for the delivery of the TDT contracts. These transactions will increase our exposure to foreign currency fluctuations with the yen. To the extent the U.S. dollar weakens against these foreign currencies, the translation of these foreign currencies denominated transactions results in increased net revenue, operating expenses and net income. Similarly, our net revenue, operating expenses and net income will decrease when the U.S. dollar strengthens against these foreign currencies.

Liquidity and Capital Resources

Cash and cash equivalents were approximately $9.3 million at March 28, 2004, which consisted entirely of cash. This amount excludes approximately $3.1 million which is restricted under our term loan agreements and project financing. Cash and cash equivalents at December 31, 2003 were approximately $6.7 million, which consisted entirely of cash. This number excludes approximately $6.3 million which was restricted under our term loan agreements and project financing.

In the three-month period ended March 28, 2004, cash provided by operating activities was approximately $586,000, which stems from our net loss of approximately $1.6 million, offset by non-cash charges for depreciation and amortization of approximately $2.3 million and cash used by the net increase in operating assets of approximately $62,000.

Accounts receivable increased approximately 32.9% from $7.0 million at December 31, 2003 to $9.3 million at March 28, 2004. This increase includes $874,000 and $2.2 million which were assets of ZN and TDT, respectively, acquired by us at the respective dates of acquisition of those companies. The remainder of the change, which resulted in an increase in cash of approximately $700,000, is due to the timing of billings and collections.

Inventories and other costs and estimated earnings in excess of billings increased approximately 14.7% from $4.1 million at December 31, 2003 to $4.6 million at March 28, 2004. This increase includes $189,000 and $135,000 which were assets of ZN and TDT, respectively, acquired by us at the date of acquisition. The remainder of the change, which resulted in a decrease in cash of approximately $176,000, reflects accumulation of consumables inventory that was unbilled as of March 28, 2004.

Accounts payable and accrued expenses increased approximately 61.3% from $6.9 million at December 31, 2003 to $11.1 million at March 28, 2004. This increase includes $1.5 million and $2.8 million which were liabilities of ZN and TDT, respectively, assumed by us at the dates of the respective acquisitions of those companies. The remainder of the change, which resulted in a decrease in cash of approximately $100,000, is due to the timing of payables.

In February 2004, we entered into a new loan agreement with Commerce Bank and Trust Company, or Commerce, that superseded the original loan agreement for our existing term loans. Under this new agreement, we borrowed an additional $3.0 million and reduced the required restricted cash balance under the new agreement with Commerce by $2.0 million. We also negotiated a reduction of $1.2 million of restricted cash with Lau Technologies, or Lau, concurrent with the execution of the new loan agreement with Commerce. The $3.0 million term loan provided by this agreement bears interest at a rate of 7.3%. The following table lists the approximate term note information for Commerce and Lau as of the dates indicated (in thousands):

						Outstanding Principal Balance
						December 31,		March 28, 2004
Lender	Original Loan Amount	Monthly Payment Provision	Date of Loan	Due Date	Interest Rate	2002	2003
								(unaudited)
Commerce	$4,000	$84	2/7/2001	6/20/2006	8.00%	$3,044	$2,259	$2,053
Commerce	3,200	72	9/11/2001	3/11/2006	6.25%	2,522	1,800	1,612
Commerce	1,800	34	12/12/2002	12/31/2007	5.25%	1,800	1,477	1,394
Commerce	1,500	27	12/12/2002	4/24/2008	5.25%	1,500	1,255	1,191
Commerce	1,200	24	12/12/2002	6/24/2007	5.25%	1,200	962	901
Lau	2,040	53	5/30/2003	6/30/2009	8.50%	—	1,795	1,673
Lau	2,500	51	5/30/2003	5/30/2008	8.50%	—	1,098	2,249
Lau	1,562	64	5/30/2003	8/30/2005	8.50%	—	1,181	1,014
Lau	287	42	5/30/2003	12/30/2003	8.50%	—	—	—
Commerce	3,000	36	2/27/2004	2/27/2007	7.30%	—	—	2,924

	$21,089	$487				$10,066	$11,827	$15,011

In accordance with the new loan agreement the term notes are collateralized by certain of our assets and the related contract assets. We restructured our bank covenants to account for the impact of the closing of our transactions with ZN and TDT. We are required to maintain various financial covenants, including:

•	a net loss for the year ending December 31, 2004 of not more than $500,000 and positive net after-tax income in each fiscal year thereafter;

•	a minimum tangible net worth (as defined in the loan agreement) of approximately $16.7 million for the second quarter of 2004, increasing each quarter thereafter;

•	our debt to tangible net worth ratio (as defined in the loan agreement) not to exceed the following quarterly benchmarks: 3.00:1.00 for the second quarter of 2004, 2.75:1.00 for the third quarter of 2004, and 2.20:1.00 for the fourth quarter of 2004;

•	our debt service coverage ratio (as defined in the loan agreement) must be greater than 0.48 for the first quarter of 2004, 1.25 for the second and third quarters of 2004 and 1.00 for the fourth quarter of 2004 and

•	annual capital expenditures may not exceed $1.5 million for the year ending December 31, 2004 and no single capital expenditure may exceed $250,000

Additionally, in accordance with the new agreement, we must maintain $3.0 million of cash on deposit with the lender through September 29, 2004, $4.0 million through November 29, 2004 and $5.0 million by December 31, 2004 and thereafter. This amount is recorded as restricted cash in long term assets. As of March 28, 2004 we had an additional $120,000 of restricted cash at Commerce related to our loan agreement with Lau. We plan to use part of the proceeds from this offering to repay all outstanding indebtedness to Commerce and Lau. See “Use of Proceeds.”

We also had one capital lease arrangement in which we were required to maintain the same financial ratios and minimum levels of tangible capital funds, as stated above. Pursuant to this arrangement, the lessor purchases certain of our digital identification systems and leases them back to us for deployment with identified and contracted customers approved by the lessor. The lessor retains title to systems and has an assignment of our rights under the related customer contracts, including rights to use the software and technology underlying the related systems. Under this arrangement, the lessor bears the credit risk associated with payments by our customers, but we bear performance and appropriation risk and are generally required to repurchase a system in the event of a termination by a customer for any reason except credit default. This project lease arrangement was accounted for as a capital lease. At March 28, 2004, this lease-financing arrangement was paid in full. At December 31, 2003 and 2002, we had approximately $318,000 and $5.0 million outstanding under these lease-financing arrangements, respectively.

In April 2003 we entered into an arrangement for approximately $1.5 million of equipment financing with three of our suppliers. These project lease arrangements are accounted for as capital leases. There are no financial covenants associated with these leasing arrangements. As of March 28, 2004 we had outstanding $611,000 under these arrangements. As of December 31, 2003 we have outstanding $876,000 under these arrangements. The interest rates on these capital leases are between 6% and 8% and are fixed. The terms of these leases range from 12 months to 60 months. In August 2003 we entered into an arrangement for financing of database licenses with another vendor. As of December 31, 2003 we had outstanding $600,000 under this arrangement.

In the first quarter of 2004 we purchased an asset totaling $800,000 which is payable in installments over four years. On the March 28, 2004 balance sheet, $200,000 is included in accounts payable and other accrued expenses and $600,000 is recorded under other liabilities.

We are in compliance with our credit facility covenants as of March 28, 2004 and December 31, 2003, and we believe that we will be able to maintain compliance with our bank covenants in the future. However, this expectation is dependent on achieving our business plan. If we do not remain in compliance with the covenants in our financing arrangements, the lenders and the lessors could require immediate repayment of outstanding amounts. As of March 28, 2004, there was approximately $15.0 million outstanding under our credit facilities with Commerce and Lau.

In January 2004, we sold 456,007 shares of our common stock at $3.775 per share in a private sale to certain institutional investors to which we had previously sold shares in a private sale in September 2003. On February 14, 2004, we funded the acquisition of TDT with $5.0 million of available cash and executed a promissory note for an additional $15.3 million in addition to the issuance of new stock. The note bears interest at a rate of 8.5% per year and is payable in equal installments of principal and interest on December 1, 2004, May 1, 2005 and December 1, 2005. We plan to use part of the proceeds from this offering to repay this note. See “Use of Proceeds.” An additional cash payment of $2.6 million will be made to the former sole shareholder of TDT based upon TDT’s selection by the U.S. Department of Defense for the production of smart cards as part of the agency’s CAC program. This amount will be paid when we receive payment for our participation in this program. The acquisition of ZN was funded by the issuance of new stock.

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating and debt service requirements for the next 12 months. However, if we cannot achieve our operating goals in 2004 or if we win additional secure credentials contracts in 2004, we may be required to seek additional financing. There can be no assurance that such financing will be available on commercially reasonable terms, or at all. Our ability to meet our business forecast is dependent on a number of factors, including those described in this prospectus under the heading “Risk Factors.”

Contractual Obligations

The following table sets forth our contractual obligations as of March 28, 2004.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long Term Debt Obligations	$30,311	$10,208	$18,539	$1,564	$—
Capital Lease Obligations	1,170	732	370	68	—
Operating Lease Obligations	2,393	637	774	838	144

Contingent Obligations

Our principal contractual commitments involve payments under capital leases, term notes and operating leases.

Inflation

Although some of our expenses increase with general inflation in the economy, inflation has not had a material impact on our financial results to date.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an underlying (as initially defined in SFAS No. 133) to conform it to language used in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, subject to certain exceptions. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), while many of such instruments were previously classified as equity or “mezzanine” equity. The statement also requires that income statement treatment be consistent with the balance sheet classification. That is, if the instrument is classified as a liability, payments to the holders are interest expense, not dividends, and changes in value are recorded in earnings. The statement relates to three specific categories of instruments: mandatorily redeemable shares, freestanding written put options and forward contracts that obligate an entity to purchase its own shares, and freestanding contracts that obligate an entity to pay with its own shares in amounts that are either unrelated, or inversely related, to the price of the shares. SFAS No. 150 is effective immediately for financial instruments entered into or modified after May 31, 2003 and otherwise is effective in the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

In January 2003, the FASB issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which requires the consolidation of certain variable interest entities. In December 2003, the FASB issued a revision to FIN 46. The revised FIN 46, which replaces the original FIN 46 issued in January 2003, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to

certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. While this interpretation exempts certain entities from its requirements, it also expands the definition of a variable interest entity (“VIE”) to a broader group of entities than those previously considered special-purpose entities (“SPE’s”) and specifies the criteria under which it is appropriate for an investor to consolidate VIE’s. Application of the revised FIN 46 is required in financial statements of public entities that have interest in structures that are commonly referred to as SPE’s for periods ending after December 15, 2003. For all other types of VIE’s, application of the revised FIN 46 by public entities is required for periods ending after March 15, 2004. The application of this interpretation with respect to structures commonly referred to as SPE’s did not have a material impact on our financial position, results of operations, or cash flows. The application of this interpretation with respect to types of VIE’s did not have a material impact on our financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission (“SEC”) published SAB No. 104, Revenue Recognition. SAB No. 104 was effective upon issuance and supersedes SAB No. 101, Revenue Recognition in Financial Statements, and rescinds the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements that was superseded by EITF Issue No. 00-21. Accordingly, SAB No. 104 rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins. While the wording of SAB No. 104 has changed to reflect the guidance of EITF 00-21, the revenue recognition principles of SAB No. 101 have remained largely unchanged. The adoption of SAB No. 104 did not have a material effect on our financial position, results of operations, or cash flows.

In March 2004, the Financial Accounting Standards Board (“FASB”) issued a proposed Statement, “Share-Based Payment”, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and would generally require that such transactions be accounted for using a fair value-based method. As discussed in Note 2, we currently account for share-based compensation transactions using APB Opinion No. 25. If this statement is issued, the adoption of this interpretation will have a material negative impact on our consolidated financial position and results of operations, the level of which we are currently assessing.

Quantitative and Qualitative Disclosures About Market Risk

Subsequent to our acquisition of ZN, our international operating resulting from transactions by our German operations will be denominated in euros. Hardware and consumables purchases related to contracts associated with the TDT acquisition are denominated in Japanese yen. We mitigate exchange rate volatility by purchasing local currencies at favorable exchange rates. We do not hedge foreign currencies utilizing derivative instruments. Our international operations and transactions are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign currency exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

BUSINESS

Summary

We are a leading provider of advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy. Our identity solutions include secure credential provisioning systems, biometric software and systems and real-time identity databases, as well as systems design, development, integration and support services. These solutions enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Our customers use our solutions to help solve the following four critical problems in identity verification and management:

•	assurance that the identification document is authentic;

•	assurance that the document has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document and

•	verification of the privileges the individual is entitled to at a particular point in time.

Our solutions annually produce more than 30 million secure government-issued credentials at more than 2,000 locations. We are the second largest provider of U.S. drivers’ licenses with a 30% market share, and we are the sole source provider of passport production capability to the U.S. Department of State. We also are a recognized leader in biometrics in the field of face recognition. Our customers include governments, law enforcement agencies and businesses in more than 15 countries.

As our market has become increasingly complex and more frequently requires the integration of various technologies and capabilities, we have established ourselves as a provider of end-to-end identity solutions. In January 2004, we acquired ZN Vision Technologies AG, or ZN, which solidified our leadership position in face recognition technology. In addition, in February 2004, we acquired Trans Digital Technologies Corporation, or TDT, which provides us with a significant presence in the U.S. federal government market and strengthens our capability and credibility in the border management market worldwide.

We believe that our installed base of secure credential customers together with our leading face recognition technology provide us with a competitive advantage in delivering unified identity solutions for both the physical and digital domains. For example, in April 2004, we were selected by the U.S. Department of Defense, or DoD, for the production of secure, smart credentials as part of the agency’s Common Access Card, or CAC, program. The CAC is a single means of identification for access to both physical locations and computer networks. We expect the demand for these types of solutions to grow significantly.

Industry Overview

Market opportunity

The ability to confirm an individual’s identity is playing an increasingly important role in national and international security, personal privacy and commerce. Failure to provide adequate identification can lead to breaches of security and identity theft, the consequences of which can range from national security threats and loss of life to significant economic loss. Within this context, we believe that there is increasing pressure on governments and businesses to accelerate the adoption of advanced technology identity solutions. The concern over homeland security, in which identity solutions play a part, is exemplified by the size of the budget for the U.S. Department of Homeland Security, which was approximately $31 billion for the fiscal year ended September 30, 2003, and is projected to be approximately $37 billion for the fiscal year ended September 30, 2004. Furthermore, identity theft is the nation’s fastest growing crime, and the Federal Trade Commission has estimated that its total cost approaches $50 billion per year.

Government-issued credentials serve as the primary means for confirming the physical identity of an individual. The effectiveness, however, of these credentials is impaired by the following issues:

•	the credential can be counterfeited or altered;

•	the credential can be issued under false pretenses; and

•	the credential rarely is linked to an identity database.

To address counterfeiting and alteration, identity credentials such as passports and drivers’ licenses increasingly are incorporating more sophisticated security features. For example, pigment ink printing, security laminates, holograms, ultra violet printing, microprinting, security fonts, half tone portraits, physical or digital watermarks and 2D barcodes have become common security features for passports and drivers’ licenses. We believe that issuing authorities will continue to upgrade their security features in order to overcome new means of counterfeiting and alteration.

Moreover, although identity credentials are becoming more secure, the ability to obtain them under false pretenses continues to be a major weakness of the credential issuing process. As a result, issuing authorities are now focusing on improving their ability to verify the identity of a person requesting an identification credential. As part of this effort, authorities have also recognized the need to have secure and accurate audit trails of the issuance process and supporting documents for each credential. In addition, issuing authorities are increasingly incorporating biometrics to verify personal identities and deter fraud. Biometrics is a means of identifying a person using biological features unique to that individual. Biometric identifiers include facial images, fingerprints, iris scans, retinal scans, voice data and hand geometry.

Finally, as secure identity credentials and biometrics become more prevalent, we believe the additional security generated by cross-checking the credential to a readily accessible identity database will grow in importance. This capability allows a higher level of identity assurance and real-time privilege management.

Market drivers and trends

To address the complexity of problems in the identity market, credential issuing authorities are seeking advanced technology identity solutions, which increasingly include secure credential provisioning systems, biometrics and real-time identity databases. We believe the global market for these solutions is driven by the following key trends:

•	Growth in government-initiated security programs. We believe that government agencies will continue to be key drivers for the growth and development of the market for advanced technology identity solutions. For example, budgets for U.S. federal government agencies, such as the Department of Homeland Security, include spending for identity initiatives, such as:

•	the U.S. Visitor and Immigrant Status Indicator Technology program, or U.S. VISIT, which uses biometric data as part of new screening procedures for non-U.S. citizens entering the United States;

•	the Transportation Workers Identification Credential, or TWIC, which is a credentialing program that may eventually cover an estimated 12 million national transportation workers; and

•	the U.S. Department of State’s planned introduction of “contactless chips” in passports, which are electronic chips that hold the bearer’s biographic and photographic data.

•

Development of industry standards and requirements. Several organizations responsible for standards in a number of our markets have recently implemented requirements for the use of face recognition biometrics. We believe this will help stimulate the development of our target markets. For example, in May 2003 the International Civil Aviation Organization, which sets recommended travel document standards for its member states, selected face recognition as the biometric to be used in passport documentation. Moreover, in February 2003, the National Institute for Standards and Testing, which is part of the U.S. Department of Commerce, recommended that a dual system of fingerprint and face recognition technology be used to verify the identities of visa holders at points of entry in the United States.

•	Growing use of biometrics. Governments are increasingly mandating biometrics as an integral component of identity solutions. This increased demand, coupled with the maturation of the technology, is driving the market adoption of biometrics. According to the International Biometrics Group, spending on biometric security solutions is expected to grow at an approximately 46% compound annual rate from approximately $700 million in 2003 to approximately $4.6 billion by 2008.

•	Increasing cost of identity theft and financial fraud. The growing direct and indirect cost of identity theft and financial fraud is increasing the pressure on businesses and individuals to accelerate the adoption of advanced technology identity solutions. Identity theft is the nation’s fastest growing crime. The Federal Trade Commission has estimated that the total cost of identity theft approaches $50 billion per year.

•	Convergence of physical and logical security systems. There is a growing need for governments and businesses to provide a highly secure, unified system for user authentication to access both physical assets, such as buildings, and digital assets, such as computer networks. For example, the CAC program provides identity verification for approximately four million DoD employees and military personnel to enable access to military property and DoD computer networks. We believe that this program represents the model for identity solutions that will be implemented by governments and businesses in the future.

Our Identity Solutions

Our identity solutions include secure credential systems, biometrics, database technologies and services. These solutions enable governments and businesses to issue credentials and verify and manage identities throughout the entire identity life cycle.

•	Proofing. Our solutions provide verification of a person’s claimed identity by processing and cataloging breeder documents, such as birth certificates. Our solutions also provide customers the ability to perform identity verification on re-issuance of credentials and to submit queries to local and external proofing databases, as well as to perform duplicate analysis and verification using our face recognition technology.

•	Enrollment. Our solutions enable the digital capture and storage of multiple pieces of data such as demographics, digital images, signatures and biometric data. Furthermore, our solutions enable the operator to rapidly import existing data without having to recreate it, thereby improving productivity and accuracy of the data by more effectively leveraging the existing database. Our enrollment solutions are designed to comply with a range of industry standards. In addition, our solutions create an audit trail of credentials, which includes information about the issuing operator as well as supporting breeder documents.

•	Issuance. Our solutions include state-of-the-art technologies for producing authentic and tamper-proof identification credentials. We offer turnkey solutions that include the hardware, software and consumables necessary to produce credentials, including static credentials and smart credentials using paper or plastic substrates. Credentials can be produced on-site (over-the-counter), off-site (central production) or through a hybrid of these two methods.

•	Usage. Our solutions can be used to verify the identities of individuals in a variety of settings, including on a one-to-one basis, such as to verify a claimed identity at a border checkpoint, or on a one-to-many basis, such as to establish an individual’s identity when he or she does not reveal his or her true identity. In addition, our secure identity solutions can be used to address physical security needs such as border access and digital security needs such as computer network access.

We offer the following key components as part of our identity solutions:

Secure credential capabilities. We provide the necessary hardware, software and systems to enable our customers to produce secure and virtually tamper-proof credential documents that can be used for a variety of applications and settings. Our solutions are designed to integrate into our customers’ credential provisioning processes and conform to regulatory standards and requirements. We offer a range of tamper-resistant features, including biometric data contained in bar codes or chips, holographic overlays, ghost imaging, ultraviolet printing and microprinting. As a result, our customers can create highly secure and durable credentials that not only have embedded security features, but also link the credential to the issuing agency location, operator and material used.

We offer two types of credential systems. The first is an instant issuance or “over the counter” system that enables our customers to produce identification credentials on location in minutes. The second is a central production system that receives the information electronically from the point of capture, and enables our customers to produce credentials from a secure off-site processing location. Our secure credentials systems’ software is designed to integrate with a variety of third party software, and to support standard operating systems, network protocols and database products. In addition, we incorporate third party hardware, such as digital cameras and printers, into our systems, which enables us to offer configurations that meet our customers’ requirements and take advantage of advances in technology.

Biometric capabilities. In designing our identity solutions, we have developed a software platform upon which multiple biometrics can be integrated. The platform is designed to be independent of specific biometric technologies, thereby enabling customers to integrate one or several biometric identifiers as needed.

In addition to providing this independent platform, we have developed and invested in proprietary face recognition technology. We believe that face recognition will continue to grow as an important biometric for the following reasons:

•	facial images do not reveal information that the person does not routinely disclose to the general public;

•	facial images are already collected, stored and verified in large legacy databases as a part of most identity verification processes;

•	facial image capture is non-intrusive and does not require the user to touch or interact with a physical device for a substantial timeframe to be enrolled;

•	face recognition does not require new and costly enrollment procedures to be introduced;

•	facial images can be captured from endorsed photographs which obviates the need for the person to be physically present;

•	facial images are culturally accepted internationally as a means of identification and

•	face recognition is the only biometric that can be easily verified by a person without special training.

We believe that we are a market leader in face recognition technology. Our face recognition systems are highly scaleable, as evidenced by our deployment in the State of Illinois, which we believe to be the largest face recognition system worldwide. Our face recognition products have the following advantages:

•	they provide the ability to search large-scale image databases containing millions of records on a real-time basis;

•	they enable customers to rapidly enroll existing image databases;

•	they combine two face recognition technologies which results in increased speed and accuracy and

•	they are designed to easily enable the addition of other face recognition technologies and product updates.

Systems Design, Development, Integration and Support. Our systems design, development, integration and support services are key components of our identity solutions. Our direct services organization supports our direct sales staff early in the sales cycle to help our customers identify their needs and design systems that will address these needs. Our software design and systems integration capabilities enable us to accommodate most computing environments and customers with special requirements. These capabilities also permit us to combine our products with best-of-breed offerings from other vendors to create a complete solution for our clients.

We also provide extensive customer training, telephone help desk support, and ongoing maintenance services through local and centralized field service technicians. In delivering these services, our direct service and support organizations can rely on the expertise of our software and hardware engineers or external technology consultants to provide post installation customer satisfaction. We also maintain a spare parts inventory and provide storage management, distribution and repair of the products we supply.

Our Strategy

Our objective is to be the leading provider of advanced technology identity solutions for governments, law enforcement agencies and businesses. Key elements of our strategy to achieve this objective include:

Focus on customer needs. We are committed to solving our customers’ problems and will continue to develop and market solutions to meet their increasingly complex identity security needs. We believe that our focus on providing solutions for the full identity life cycle, combined with our high level of responsiveness and service, differentiates us from our key competitors.

Continue to enhance and expand our product suite and solutions. We intend to continue to broaden our product and solution offerings to meet our customer needs. In particular, we intend to continue to engage in product development activities to expand the scope and enhance the performance of our solutions and enable us to address attractive new markets.

Leverage existing customer base to provide additional advanced technology identity solutions. We have established relationships with many government agencies demanding identity solutions including the DoD, U.S. Department of State, U.S. Department of Homeland Security and 16 state departments of motor vehicles. Many of our customers do not yet use the full range of our total solutions offerings. Accordingly, we will continue to provide thought and product leadership to these customers as they migrate toward more sophisticated identity solutions.

Expand customer base both domestically and abroad. We believe that our experience, existing customer relationships and advanced technology identity solutions will enable us to expand our customer base. We intend to focus our sales efforts on broadening our relationship with U.S. federal, state and local governments. For example, 15 states are expected to be available for drivers’ license bids over the next two years, 13 of which are currently supplied by our competitors. In addition, we believe that significant demand exists for our solutions outside of the United States. Our recent acquisition of ZN has provided us with an established base to more effectively pursue opportunities in the international market.

Pursue strategic acquisitions and alliances. We intend to augment our competitive position through acquisitions and alliances. We will pursue acquisitions that provide us with complementary technology, products, capabilities and market or customer access. We will pursue alliances that extend our reach into markets and technologies where we do not have a strong position today.

Our Products

The following summarizes our current product offerings:

Components

•	The Image Capture Work Station is a multifunctional software solution that offers modules for capturing images, laying templates, checking image quality, previewing printing, managing devices such as cameras, connecting to mainframes and handling point of sale.

•	The SensorMast is a fully integrated, secure tower unit that incorporates computer-controlled image capture equipment. This equipment includes commercially available digital cameras, adjustable lighting, frame grabbers, step motors, fingerprint and signature capture devices and barcode readers.

•	The Visual Inspection System automatically evaluates credentials produced by our central production systems to determine whether the image and data on a person’s identification credential correspond to the information about that person in the system database. If the information does not match, the Visual Inspection System automatically rejects the printed credential and identifies the defect for immediate corrective action. This system, which incorporates robotics, high-speed cameras and sophisticated software, automates an activity that is otherwise performed manually and is a potential source of cost savings and increased accuracy for customers.

•	As a result of our February 2004 acquisition of TDT, Viisage now works in conjunction with Toppan Printing Co., Ltd. to bring advanced printing technology to our customers and markets.

Platform Software

•	The FaceTOOLS Software Developer’s Kit is designed for application developers who want to incorporate state-of-the-art face recognition technology into their applications. Using FaceTOOLS, developers can create a variety of face recognition applications. FaceTOOLS is based on flexible template matching that incorporates a unique combination of multiple approaches to face recognition.

•	FaceEXPLORER is a large image database research and mining tool that provides the ability to reduce fraud and crime by identifying duplicate images in large databases, such as licensed drivers, benefit recipients and visa holders. Additionally, law enforcement officials use FaceEXPLORER to match images and computer composites against existing image databases to identify suspects and known criminals. Customers use FaceEXPLORER to verify identities, improve customer service and reduce fraud by effectively retrieving, managing and analyzing their image databases. We have deployed FaceEXPLORER in one of the world’s largest face recognition systems for the Illinois Secretary of State and State Police.

Access Control

•	FacePASS is a verification solution designed to meet complex access control system requirements. FacePASS utilizes face recognition technology to enable the customer to verify a person’s identity to permit or deny access.

Surveillance

•	FaceFINDER is a modern surveillance identification solution that uses patented real-time video technology. FaceFINDER assists customers, such as casinos, domestic and international airports, military bases and government buildings, in identifying suspects either from long distance or from large crowds.

Customers

Our customers use our identity solutions for a variety of applications, including civil identification, criminal identification and border management. For civil identification,we are the second largest provider of drivers’ licenses to state departments of motor vehicles. In this market, we are increasingly incorporating our biometric systems into the credential issuing processes as we have done for the office of the Illinois Secretary of State. We also were recently selected by the DoD for the production of secure, smart credentials as part of the agency’s CAC program. For criminal identification, our customers include the Ohio Department of Public Safety, Pinellas County, Florida, the U.S. Army and the U.S. Secret Service. For border management, we are the sole source provider of passport production capability to the U.S. Department of State.

Historically, we have experienced minimal customer turnover. We believe this is a result of our strong product portfolio and emphasis on customer service and support. The following is a representative list of our customer base:

Civil Identification – Drivers’ Licenses	Criminal Identification

Arkansas Office of Driver Services	City of New Bedford, Massachusetts Department of
Connecticut Department of Motor Vehicles	Police
Illinois Secretary of State	Kentucky State Police of the Commonwealth of
Kentucky Transportation Cabinet	Kentucky
Maryland Department of Transportation and Motor	Ohio Department of Public Safety
Vehicle Administration*	Pinellas County Sheriff’s Office
Mississippi Department of Information Technology	U.S. Army
Services	U.S. Secret Service
North Carolina Department of Transportation	Wisconsin Department of Transportation
Oklahoma Department of Public Safety
Pennsylvania Department of Transportation	Border Management
State of Rhode Island, Department of Administration,
Division of Motor Vehicles	St. Petersburg – Clearwater International Airport
State of Delaware Department of Public Safety	U.S. Department of Homeland Security
Wisconsin Department of Transportation	U.S. Department of State

Civil Identification – Social Services	Other

Connecticut Department of Social Services	Berlin Airport
Massachusetts Department of Transitional Assistance	Hanover Zoo
New York Department of Social Services*	U.S. Department of Defense*
U.S. Navy
100+ Casinos
*By subcontract

Following are examples of several successful customer deployments:

•	Pinellas County, Florida Sheriff’s Office. The Pinellas County, Florida Sheriff’s office needed a more efficient and accurate method of verifying identities of prisoners. Working closely with the Pinellas County Sheriff’s Office, we provided a solution that uses face recognition to enhance booking, release and criminal investigation processes in several facilities. By networking the face recognition enabled database, Pinellas County effectively utilizes face recognition in the identification of individuals – whether through the search of individuals at jail pre-booking, verification at jail release, screening at the airport, attendance at a court trial or even in the back of a police cruiser. Today the database has over one million entries and over 375,000 image queries have been made since the system’s installation in 2001.

•	Illinois Secretary of State. Since 2000, we have worked closely with the office of the Illinois Secretary of State to provide a solution to help identify individuals attempting to receive drivers’ licenses through fraudulent means. The office of the Illinois Secretary of State uses our credential and face recognition system in 138 issuing locations to perform approximately 8,000 to 12,000 identity checks per day. To date, there have been numerous cases where our solution has detected serious fraud and apprehensions have been made.

•	U.S. Department of State. We are the sole source provider of passports to the U.S. Department of State. In this program, we provide a combination of printers, services, project management, consumables and specialized research and development initiatives. We have supported this initiative since 1998 and have enabled the Department of State to deliver more than 40 million passports, with over seven million produced in 2003 alone. We began implementing additional advanced security technologies on a worldwide basis in 2002 and since that time, no known cases of counterfeit passport production have occurred.

For the three-month period ended March 28, 2004, the U.S. Department of State accounted for 13% of our revenue. For the year ended December 31, 2003, the Pennsylvania Department of Transportation and the Illinois Secretary of State each accounted for 13% of our revenue. We typically enter into multi-year contracts with our customers. A majority of our contracts are with U.S. federal or state governmental agencies. Government contracts are generally subject to termination for convenience or lack of appropriation at the determination of the subject agency. Contracts terminated by our customers for convenience would generally entitle us to recover all actual committed costs and profit, if any, on work performed through the date of cancellation. While termination is a significant financial risk, we have never experienced a government contract termination.

Sales and Marketing

We market our products and identity solutions through both a direct sales force and strategic partnerships and alliances. Our direct sales force is responsible for marketing and selling our entire identity solutions portfolio. We have an international sales force responsible for the North American Market, Europe, the Middle East and Asia Pacific. We have established a dedicated U.S. federal sales team in Washington, D.C. responsible for marketing and selling to U.S. government agencies such as the Department of Homeland Security, the Department of State, the DoD, and others. As of May 31, 2004, we employed 32 people in our sales and marketing organization.

We continue to seek to develop strategic partnerships and distribution channels to broaden our coverage and increase the size of our market worldwide. We have established original equipment manufacture, or OEM, distribution agreements with partners to leverage our face recognition technology. We work with systems integrators, solution providers and service organizations to deliver identity solutions in combination with their core capabilities to expand our access to such organizations’ existing relationships, marketing resources and credibility in new markets. We utilize local agents to expand our international access to opportunities.

With the recent acquisition of ZN, we have increased our direct sales and marketing coverage in the European marketplace. Dedicated sales and services teams operate from our Bochum, Germany location. The acquisition of TDT has strengthened our coverage and access to the U.S. federal marketplace.

Product Development

We focus our product development efforts on critical components for advanced technology identity solutions. These include proprietary software that addresses image capture, image processing, enhancement of face recognition accuracy and information retrieval from identity databases. In addition, we focus on expanding our capabilities in solutions for the civil identification, criminal identification and border management markets. As of May 31, 2004, we employed 35 people in our product development organization.

We benefit from research and development activities conducted by the manufacturers of the components integrated into our systems such as cameras, database software and computers. Moreover, many of our customers, including the U.S. government, provide direct funding to us to assist us in our research and development efforts on their behalf. For the three-month period ended March 28, 2004 and for the year ended December 31, 2003, our customers provided research and development funding of $695,000 and $3.4 million, respectively.

For the three-month periods ended March 28, 2004 and March 30, 2003, research and development expense was $959,000 and $945,000, respectively. For the years ended December 31, 2003, 2002 and 2001, research and development expense was $3.7 million, $4.5 million and $2.0 million, respectively. These amounts do not include spending for projects where our customers provide research and development funding. The costs associated with delivery of these projects are generally recorded as cost of revenues or as a contra research and development expense as appropriate.

Intellectual Property

We believe that our intellectual property is important to both our secure credentials and our biometrics segments:

•	Patents—Both our secure credentials segment and our biometrics segment use patented technology and trade secrets developed or acquired by us. We have significantly expanded our portfolio of face recognition patents and trade secrets through the acquisition of ZN. We have a portfolio of 13 U.S. and foreign patents. In addition, we have a number of U.S. and foreign patent applications in process for face recognition technologies, including 12 foreign patent applications previously filed by ZN. Our U.S. patents typically have a duration of 17 to 20 years.

•	Trademarks—We have registered our “Viisage Technology” trademark, as well as trademarks for “FaceEXPLORER”, “FaceFINDER”, “FaceTOOLS” and “Sensormast” with the U.S. Patent and Trademark Office. Applications are pending in the United States and Europe for the “Viisage” and “FacePASS” trademarks and in Europe for “FaceEXPLORER” and “FaceFINDER”.

•	Copyrights—We have filed a copyright application for our SensorMast software and have made a copyright filing for our Visual Inspection System and related proprietary software.

Backlog

Our backlog consists of signed contracts, subcontracts and customer commitments for which revenue has not yet been recognized and excludes phase-out or other extension opportunities included in such contracts. Backlog is only somewhat indicative of future revenue because contracts may be changed positively or negatively. Contracts included in our backlog could be cancelled at any time due to lack of performance without penalty. Contracts terminated by our customers for convenience would generally result in our recovery of all actual committed costs and profit, if any, on work performed through the date of cancellation.

At March 28, 2004, our backlog was $176 million, compared to $83 million at March 30, 2003. At December 31, 2003, our backlog was $112 million, compared to $78 million at December 31, 2002. Included in these backlog amounts is $19.7 million from our contract with the Georgia Department of Motor Vehicle Safety which was terminated for convenience in July 2004 as a result of a settlement agreement with the agency and which is expected to be re-bid prior to the end of 2004. Approximately $32 million of the increase in backlog from December 31, 2002 to December 31, 2003 was related to our adoption of EITF 00-21 on a cumulative basis as of January 1, 2003. EITF 00-21 limits the amount of revenue that we may allocate to the customization, design and installation of systems to the amount that is not contingent upon the production of secure credentials. Revenue on our drivers’ license contracts under EITF 00-21 is earned based on, and is contingent upon, the production of credentials from the system. Due to the contingent performance of credential production in these contracts, we defer revenue recognition for the system design and installation phase of our contracts, including customized software and equipment, until credentials are produced. As a result, revenue and margins that were recognized as earned and unbilled under our previous revenue recognition policy for secure documentation contracts were deferred under EITF 00-21 and therefore are included in our backlog at December 31, 2003.

Competition

The market for our products and services in individual component areas of identity solutions, such as secure credentials and biometrics, is extremely competitive and we expect this competitive environment to intensify as the market for our products continues to grow. We compete on the basis of the following factors: service and support, technical excellence, price, credibility and flexibility in accommodating customer technical and business needs.

We believe that our comprehensive approach to identity solutions, our unique capabilities and our proprietary technology differentiate us from our competition. We are not aware of any company that competes with us directly on the basis of providing advanced technology identity solutions that cover the full identity life cycle.

Secure Credentials Segment. We face competition in the drivers’ license market of our secure credentials systems market from companies, including Digimarc ID Systems, LLC, that, in some cases, have greater financial and marketing resources than we do. Substantially all of our sales to new customers have been the result of competitive bidding for contracts pursuant to public sector procurement rules. In some cases, we may be competing with an entity that has a pre-existing relationship with a potential customer, which could put us at a significant competitive disadvantage. In other cases, however, we have pre-existing relationships with customers, which give us an advantage relative to our competitors for that customer. As the secure identification market expands, additional competitors may seek to enter the market.

Biometrics Segment. In the field of biometric technology, we compete with several face recognition providers, including Identix Inc., as well as providers of other biometric solutions, such as fingerprint, iris and retinal scans, voice data and hand geometry. We believe that applications increasingly will require the use of multiple biometrics. Accordingly, while our face recognition technology competes with other biometrics, we have designed our identity solutions to serve as a platform for multiple biometric technologies so that we are able to provide the particular biometric required by our customers. We believe that our proprietary face recognition technology, together with our market leadership and experience integrating multiple biometrics, gives us a competitive advantage in the biometrics market.

Seasonality

Our business is not subject to seasonal fluctuations.

Working Capital Requirements

Our drivers’ license contracts require significant capital to fund development and implementation. In 2003, we utilized bank borrowings and other lease financing vehicles to supplement our working capital to fund these capital requirements. In addition, in September 2003 and January 2004, we raised an aggregate of approximately $13.7 million in net proceeds through the private sale of shares of our common stock to certain institutional investors. These funds also were used for working capital. There are no special requirements or customer terms in our bank borrowings or other lease financing vehicles that are expected to have a material adverse effect on our working capital. As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we may raise additional capital, as needed, to fund working capital needs or growth activities.

Employees

As of June 30, 2004, we had 188 full time employees and seven supplemental employees. Supplemental employees are employees on our payroll but who are not eligible for benefits. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.

Legal Matters

In July 2003, a Georgia court issued a preliminary injunction prohibiting Georgia’s Department of Motor Vehicle Safety from continuing to work with us to install the State’s new drivers’ license system. The injunction is the result of a lawsuit filed in March 2003 by one of our competitors alleging that the Department of Motor Vehicle Safety did not comply with its own bid process when it selected a vendor for its new digital drivers’ license program. In July 2004, we reached a settlement agreement with the State pursuant to which the Department of Motor Vehicle Safety terminated the contract for convenience and agreed to pay us $2.0 million in cash and the State agreed to purchase certain equipment from us for $500,000. The Department of Motor Vehicle Safety has filed a motion with the Georgia court to dismiss the case based upon the termination of the contract. The agency also has filed an affidavit stating that it intends to issue a new request for proposals for a digital drivers’ license system before the end of October 2004. The competitor has filed a motion with the Georgia court to enjoin the Department of Motor Vehicle Safety and the State from making any payments to us under the settlement agreement. As a result of the termination of the contract, we will lose up to $19.7 million in revenue that we expected to recognize over the next five and one-half years, which was included in our $176 million of backlog at March 28, 2004, unless we are able to win the new contract for the digital drivers’ license system and the revenues from such new contract are substantially similar to the terminated contract. While we believe we can utilize the remaining $2.8 million in assets being retained by us from the Georgia contract either in Georgia, if we win the contract based on the new request for proposals, or on alternative projects, to the extent that we are unable to utilize these assets or realize value through a sale of these assets, we would be required to take a charge to earnings.

On July 19, 2004, Fargo Electronics, Inc. initiated a patent infringement action in the U.S. District Court for the Eastern District of Virginia against Toppan Printing Co., Ltd. and TDT. The complaint alleges that Toppan and TDT’s use, offer to sell and/or importation of certain personalized identification card printers, including Toppan’s CP400 card printers, and associated laminators in the United States constitutes direct and indirect infringement of four patents allegedly owned by Fargo. The complaint seeks unspecified compensatory damages, permanent injunctive relief, trebling of damages for willful infringement and fees and costs. We are currently evaluating the claims in this lawsuit and intend to vigorously defend against them. We believe that the only products at issue are Toppan CP400 printers that were or are sold, used or imported as part of the CAC program. To date, we have received purchase orders of $10.2 million for Toppan CP400 printers for the CAC program, which are expected to be delivered by the end of the first quarter of 2005. There can be no assurance that we will prevail in this litigation. The litigation, with or without merit, could be time consuming and expensive to litigate or settle and could divert management’s attention from our business.

We are not aware of any other legal matters that could have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following persons are our executive officers and directors as of July 20, 2004.

Name	Age	Position
Bernard C. Bailey	51	Chief Executive Officer, President and Director
Iftikhar A. Ahmad	52	Senior Vice President and General Manager, Secure
		Credentials
William K. Aulet	46	Senior Vice President and Chief Financial Officer
James P. Ebzery	44	Senior Vice President, Worldwide Sales and Services
Kenneth C. Scheflen	58	Senior Vice President, Federal Government Solutions
Denis K. Berube	61	Chairman of the Board
B.G. Beck	67	Vice Chairman of the Board
Charles E. Levine	51	Director
Marcel Yon	37	Director
Harriet Mouchly-Weiss	61	Director
Peter Nessen	68	Director
Paul T. Principato	50	Director
Thomas J. Reilly	65	Director

Bernard C. Bailey, 51, joined Viisage in August 2002 as Chief Executive Officer. From January 2001 through August 2002, Mr. Bailey served as the Chief Operating Officer of Art Technology Group. Between April 1984 and January 2001, Mr. Bailey served in various capacities at IBM Corporation, including several executive positions. A graduate of the US Naval Academy, Mr. Bailey served for eight years as an officer in the US Navy.

Iftikhar A. Ahmad, 52, was appointed Senior Vice President and General Manager of our Secure Credentials business segment in October of 2002. Between March 1999 and October 2002 he served as Viisage’s Vice President of Engineering and Program Management. From November 1996 until March 1999, Mr. Ahmad served as a Director in our Software Engineering Department. From January 1995 to November 1996, he was a senior consultant in Lau’s Systems Engineering Department, and prior to that, he held various senior engineering positions at Digital Equipment Corporation.

William K. Aulet, 46, joined Viisage in February 2003 as Chief Financial Officer. Between August 1996 and February 2003, he served as the President of SensAble Technologies. Mr. Aulet was one of the founders of Cambridge Decision Dynamics, where he served as President from April of 1995 to August of 1996. Prior to Cambridge Decision Dynamics, he spent twelve years at IBM Corporation, where he held various management positions. He previously was a Senior Lecturer at MIT’s Sloan School of Management.

James P. Ebzery, 44, joined Viisage in November 2002 as Senior Vice President of Sales and Marketing. Mr. Ebzery served as Vice President of Operations for Internet Capital Group from April 2000 to February 2002. Prior to joining ICG, he held senior sales and marketing positions at IBM Corporation from December 1983 to April 2000. He also served as the Worldwide Solutions Executive for the IBM Supply Chain Software Business.

Kenneth C. Scheflen, 58, joined Viisage in July 2004 as Senior Vice President of Federal Government Solutions. From 1977 until July 2004, Mr. Scheflen served as the Director of the Defense Manpower Data Center, or DMDC, of the U.S. Department of Defense. The DMDC collects and maintains automated data about DoD-affiliated personnel, manpower requirements and the financial transactions of the DoD. Mr. Scheflen joined DMDC when it was established in 1974. Prior to that, he held various senior positions at the Human Resources Research Organization, an entity which conducts research, develops products, and provides services to improve organizational performance.

Denis K. Berube, 61, has been the Chairman of the Board of Directors of Viisage since the Company’s incorporation in 1996. Mr. Berube is Executive Vice President and Chief Operating Officer of Lau Technologies, or Lau. Lau is the largest holder of Viisage common stock, directly owning approximately 17% of its issued and outstanding common stock. Mr. Berube has been employed at Lau since 1990.

B.G. Beck, 67, was the President and Chief Executive Officer of Trans Digital Technologies Corporation from 1998 until its acquisition by Viisage in February 2004. Mr. Beck currently serves as a consultant to Viisage and also serves as a member of the Boards of Directors of Cardinal Bankshares Corporation, a provider of comprehensive individual and corporate banking services, and L-3 Communications MAS (US) Corporation, a leading supplier of a broad range of products used in a substantial number of aerospace and defense platforms.

Charles E. Levine, 51, has served as a director of Viisage since 1998. Mr. Levine retired in September 2002 from his position as President of Sprint PCS, a position he had held since January 1997. Before joining Sprint PCS, Mr. Levine served as Senior Vice President of Octel Services, a provider of voice systems services, from October 1994 through September 1996. Mr. Levine currently also serves as a member of the Boards of Directors of @Road, Inc., a wireless applications provider, Sierra Wireless Inc., a provider of a broad range of wireless products, including data modems, embedded modules and mobile phones, Somera Communications, a provider of telecommunications operators with equipment and deployment services, and Lexar Media, Inc., a provider of digital media such as compact flash and other flash memory products.

Marcel Yon, 37, was appointed a director of Viisage in June 2004. Mr. Yon was a founder of ZN Vision Technologies AG, or ZN, and served as its Chief Executive Officer from its inception in April 2000 until it was acquired by Viisage in January 2004. Mr. Yon currently serves as a consultant to Viisage and also serves as a member of the Board of Directors of Visiomed Diagnostics Ltd, a medical technology company listed on the Australian stock exchange. Mr. Yon was a founder of Visiomed AG which was acquired by Visiomed Diagnostics Ltd in January 2003. Prior to founding ZN and Visiomed, Mr. Yon advised on international mergers and acquisitions and strategy with Lazard & Co., an investment bank, in London.

Harriet Mouchly-Weiss, 61, has served as a director of Viisage since its incorporation in May 1996. Ms. Mouchly-Weiss founded Strategy XXI Group, an international communications and consulting firm, in January 1993 and has served as its managing partner since that time. Ms. Mouchly-Weiss currently also serves as a member of the Board of Directors of American Greetings Corporation, a company engaged in the design, manufacture and sale of everyday and seasonal greeting cards and other social expression products.

Paul T. Principato, 50, has served as a director of Viisage since May 2001 and as Chief Financial Officer of Lau since its incorporation in March 1990. Prior to 1990, Mr. Principato served as Controller at Barry Wright Corp.

Peter Nessen, 68, has served as a director of Viisage since its incorporation in May 1996. Since July 2003, Mr. Nessen has served as the President of Nessen Associates Ltd., a non-profit consulting company. From January 2003 to July 2003, Mr. Nessen served as an adviser to the Governor of the Commonwealth of Massachusetts on education matters. Mr. Nessen has been Chairman of the Board of NCN Financial, a private banking firm, since January 1995. From June 1993 through December 1994, Mr. Nessen was Dean for Resources and Special Projects at Harvard Medical School.

Thomas J. Reilly, 65, has served as a director of Viisage since its incorporation in May 1996. Mr. Reilly has been a self-employed financial consultant since December 1994. From June 1966 through November 1994, Mr. Reilly was with Arthur Andersen LLP, a public accounting firm, where he became a partner in 1975.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our outstanding common stock as of July 15, 2004 by:

•	each person known to us to be the beneficial owner of 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers;

•	each selling shareholder and

•	all directors and executive officers as a group.

The percentage of our common stock beneficially owned prior to this offering in the following table is based on 35,870,327 shares of common stock outstanding on July 15, 2004. The table below assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 525,000 additional shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of July 15, 2004 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated in the footnotes to this table, the address of each beneficial owner is c/o Viisage Technology, Inc., 296 Concord Road, Third Floor, Billerica, MA 01821.

	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered		Shares Beneficially Owned After Offering
Name	Number	Percent			Number	Percent
Joanna T. Lau (2)	6,238,108	17.4%	100,000	(3)	6,138,108	14.3%
Lau Technologies	6,027,370	16.8%	100,000		5,927,370	13.8%
Odeon Venture Capital AG(4)	949,325	2.6%	95,330		853,995	2.0%
Dr. Stefan Gehlen(5)	168,392	*	4,670		163,722	*
Denis K. Berube (6)	6,238,108	17.4%	100,000	(3)	6,138,108	14.3%
B.G. Beck (7)	5,869,651	16.4%	100,000		5,769,651	13.4%
Harriet Mouchly-Weiss(8)	121,361	*	—		121,361	*
Charles E. Levine(9)	138,181	*	—		138,181	*
Peter Nessen(10)	87,827	*	—		87,827	*
Paul T. Principato (11)	108,855	*	—		108,855	*
Thomas J. Reilly(12)	118,073	*	—		118,073	*
Marcel Yon(13)	949,325	2.6%	95,330	(14)	853,995	2.0%
Bernard C. Bailey(15)	250,000	*	—		250,000	*
Iftikhar A. Ahmad(16)	177,406	*	—		177,406	*
William K. Aulet (17)	66,666	*	—		66,666	*
Kenneth C. Scheflen	—	*	—		—	*
James P. Ebzery(18)	66,666	*	—		66,666	*
All directors and executive officers as a group (13 persons) (19)	14,192,119	38.4%	295,330	(20)	13,896,789	31.5%

*	Indicates holdings of less than one percent of the 35,870,327 shares issued and outstanding as of July 15, 2004.
(1)	Unless otherwise noted, and subject to applicable community property laws, to our knowledge each person identified possesses sole voting and investment power over the shares beneficially owned by such person.

(2)	The address of Ms. Lau and Lau Technologies is c/o Lau Technologies, 30 Monument Square, Suite 220, Concord, Massachusetts 01742. Includes 6,027,370 shares held by Lau Technologies. Ms. Lau and Denis K. Berube, the spouse of Ms. Lau, own approximately 56% of the outstanding capital stock of Lau Technologies. Also includes 1,000 shares owned directly by Ms. Lau, 90,496 shares issuable to Mr. Berube pursuant to stock options, and 119,242 shares owned by Mr. Berube directly. Ms. Lau disclaims beneficial ownership of the 90,496 shares issuable to Mr. Berube and the 119,242 shares owned by Mr. Berube. Ms. Lau has sole voting and dispositive power over the shares beneficially owned by Lau.
(3)	Consists of 100,000 shares of our common stock being sold by Lau Technologies in this offering.
(4)	The address for Odeon Venture Capital AG, or Odeon, is Am Ruhrstein 33, 45133 Essen, Germany. Odeon held 16.6% of the fully-diluted share capital of ZN prior to its acquisition by us. Marcel Yon, the Chief Executive Officer of Odeon, serves as a member of our Board of Directors, and served as the Chief Executive Officer and as a member of the executive board of ZN immediately prior to the acquisition. As of the date of this prospectus, Yon AG, of which Mr. Yon is the Chief Executive Officer, serves as a consultant to us. Mr. Yon has sole voting and dispositive power over the shares beneficially owned by Odeon.
(5)	Includes 75,472 shares of common stock which may be required upon exercise of stock options. Dr. Stefan Gehlen held 1.6% of the fully-diluted share capital of ZN prior to its acquisition by us. In addition, Dr. Gehlen served as Chief Technology Officer and as a member of ZN’s executive board prior to the acquisition. As of the date of this prospectus, Dr. Gehlen serves as an executive director of Viisage AG. Dr. Gehlen’s address is Am Stens Hof 73, 44869 Bochum, Germany.
(6)	Includes 6,027,370 shares held by Lau Technologies. Also includes 1,000 shares owned directly by Joanna Lau, the spouse of Mr. Berube, 90,496 shares issuable to Mr. Berube pursuant to stock options, and 119,242 shares owned by Mr. Berube directly. Mr. Berube disclaims beneficial ownership of the 6,027,370 shares held by Lau Technologies and the 1,000 shares held by Ms. Lau.
(7)	Includes 10,000 shares of common stock which may be acquired upon exercise of stock options.
(8)	Includes 64,167 shares of common stock which may be acquired upon exercise of stock options.
(9)	Includes 79,136 shares of common stock which may be acquired upon exercise of stock options.
(10)	Includes 55,000 shares of common stock which may be acquired upon exercise of stock options.
(11)	Includes 72,167 shares of common stock which may be acquired upon exercise of stock options.
(12)	Includes 90,496 shares of common stock which may be acquired upon exercise of stock options.
(13)	The address of Mr. Yon is Am Ruhrstein 33, 45133 Essen, Germany. Includes 949,325 shares held by Odeon Venture Capital AG, of which Mr. Yon is the Chief Executive Officer. Mr. Yon serves as a member of our Board of Directors and served as the Chief Executive Officer and as a member of the executive board of ZN immediately prior to the acquisition. As of the date of this prospectus, Yon AG, of which Mr. Yon is the Chief Executive Officer, serves as a consultant to us. Mr. Yon has sole voting and dispositive power over the shares beneficially owned by Odeon.
(14)	Consists of 95,330 shares of our common stock being sold by Odeon Venture Capital AG in this offering.
(15)	Includes 250,000 shares of common stock which may be acquired upon exercise of stock options.
(16)	Includes 171,727 shares of common stock which may be acquired upon exercise of stock options.
(17)	Includes 66,666 shares of common stock which may be acquired upon exercise of stock options.
(18)	Includes 66,666 shares of common stock which may be acquired upon exercise of stock options.
(19)	Includes 1,045,267 of common stock which may be acquired upon exercise of stock options.
(20)	Consists of 100,000 shares of our common stock being sold by Lau Technologies in this offering, 100,000 shares of our common stock being sold by B.G. Beck in this offering and 95,330 shares of our common stock being sold by Odeon Venture Capital AG in this offering.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value. The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws.

Common Stock

As of July 15, 2004, there were 35,870,327 shares of common stock issued and outstanding, held of record by approximately 239 stockholders. Options to purchase a total of 4,550,621 shares of common stock and warrants to purchase a total of 812,469 shares of common stock were outstanding on July 15, 2004.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Stockholders are not entitled to cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of preferred stock, if any, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for such purpose. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock are not convertible into any other security. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority without further action by our stockholders to issue up to 2,000,000 shares of preferred stock. Our board of directors has the authority to issue such preferred stock in one or more series and to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The board of directors is also authorized to determine and alter the powers, rights, preferences and privileges and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock. In addition, within the limitations or restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, the board of directors has the authority to increase or decrease, but not below the number of shares of such series then outstanding, the number of shares of any series subsequent to the issue of shares of that series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock. As of July 15, 2004, there were no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Viisage by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Viisage to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Viisage outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Viisage, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting, brought before the meeting by or at the direction of our board of directors or properly brought before the meeting by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. Our bylaws authorize a majority of our board of directors, the chairman of our board or the chief executive officer to call a special meeting of stockholders. However, our board of directors may amend the bylaws at any time to eliminate the right to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as our board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board could be delayed until the next annual meeting.

Certain Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the person becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction which resulted in the stockholder becoming an interested stockholder commenced, excluding for purposes of determining the number of shares outstanding;

•	Shares owned by persons who are directors and also officers and

•	Shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or

•	On or subsequent to the date of the person becoming an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent

The transfer agent for our common stock is EquiServe Trust Company, N.A. Its address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

Listing

Our common stock is quoted on the Nasdaq National Market under the trading symbol “VISG.”

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus through the underwriters named below. J.P. Morgan Securities Inc. and UBS Securities LLC are the representatives of the underwriters. We and the selling shareholders will enter into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
J.P. Morgan Securities Inc.	3,375,000
UBS Securities LLC.	1,875,000
Piper Jaffray & Co.	1,200,000
JMP Securities LLC	375,000
Janney Montgomery Scott LLC	375,000
Roth Capital Partners, LLC	300,000

Total	7,500,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted the underwriters an option to buy up to an aggregate of 525,000 additional shares of our common stock and the selling shareholders have granted the underwriters an option to buy up to an aggregate of 600,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions And Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.19 per share from the initial offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,125,000 shares.

	No exercise	Full exercise
Per share	$0.316	$0.316
Total	$2,370,000	$2,725,500

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $255,000.

No Sales of Similar Securities

We, the selling shareholders and our executive officers and directors will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to certain permitted exceptions, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or rights to purchase our common stock. These restrictions will be in effect for a period of 90 days after the date of the final prospectus. At any time and without public notice, the representatives may in their sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we and the selling shareholders are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the trading symbol “VISG.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material also can be accessed electronically by means of the SEC’s home page on the internet (http://www.sec.gov) and on our website (http://www.viisage.com).

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended, or the Securities Act. The registration statement contains additional information about us and our common stock. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus and the information that we file later with the SEC may updated and supersede this information. We incorporate by reference into this prospectus the documents listed below and any filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the registration statement of which this prospectus is part, but before the effective date of the registration statement (in each case, other than information in such documents that is not deemed to be filed).

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (including information specifically incorporated by reference therein from our Proxy Statement for our 2004 Annual Meeting);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2004 (as amended on June 21, 2004);

•	Our Current Reports on Form 8-K filed on January 30, 2004, February 27, 2004 (as amended on April 29, 2004), May 21, 2004 (as amended on June 18, 2004), June 23, 2004, July 21, 2004 (disclosing the press release regarding the Georgia contract settlement) and July 22, 2004; and

•	Description of our common stock included in our Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act on October 15, 1996 (No. 000-21559).

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write Elliot J. Mark, our General Counsel, at our principal executive offices located at 296 Concord Road, Third Floor, Billerica, Massachusetts 01821. Our telephone number is (978) 932-2200.

You should rely only upon the information provided in this document or incorporated by reference in this prospectus and any supplement. We have not authorized anyone to provide you with different information.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Latham & Watkins LLP and for the underwriters by Cahill Gordon & Reindel LLP.

EXPERTS

Our financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, included herein and in our annual report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants as indicated in their report with respect thereto, and are included herein and incorporated by reference in reliance upon the authority of said firm as experts in auditing and accounting.

The financial statements of ZN Vision Technologies AG as of December 31, 2003 and 2002 and for each of the years then ended, which are incorporated in this prospectus by reference to our current report on Form 8-K filed on May 21, 2004 and amended on June 18, 2004, have been audited by BDO Deutsche Warentreuhand AG, independent auditors as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

The financial statements of Trans Digital Technologies Corporation as of December 31, 2002 and 2003 and for the years then ended, which are incorporated in this prospectus by reference to our current report on Form 8-K filed on April 29, 2004, have been audited by BDO Seidman, LLP, independent certified public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2002, 2003 and March 28, 2004	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the three month periods ended March 30, 2003 and March 28, 2004	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003 and for the three month periods ended March 30, 2003 and March 28, 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the three month periods ended March 30, 2003 and March 28, 2004	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Viisage Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Viisage Technology, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (“United States”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viisage Technology, Inc. and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for certain revenue arrangements.

/s/ BDO SEIDMAN, LLP

Boston, Massachusetts

February 6, 2004

Except for Note 15, which is

    as of February 27, 2004

VIISAGE TECHNOLOGY, INC.

Consolidated Balance Sheets

(in thousands)

	December 31,		March 28, 2004
	2002	2003
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$2,212	$6,666	$9,282
Restricted cash	1,241	—	—
Accounts receivable	7,360	7,057	9,343
Inventories and other costs and estimated earnings in excess of billings	23,372	4,050	4,647
Other current assets	339	439	1,162

Total current assets	34,524	18,212	24,434
Property and equipment, net	16,629	25,088	24,810
Goodwill	—	—	63,613
Intangible assets, net	3,147	2,693	18,519
Restricted cash	6,163	6,311	3,120
Other assets	726	2,176	796

	$61,189	$54,480	$135,292

Liability and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$7,017	$6,851	$11,051
Current portion of project financing	5,263	3,734	4,175
Current portion of related party notes	—	1,740	6,765

Total current liabilities	12,280	12,325	21,991
Project financing	9,845	5,813	7,013
Related party notes	—	2,334	13,470
Other liabilities	—	—	622

Total liabilities	22,125	20,472	43,096

Commitments and contingencies
Shareholders’ Equity:
Common stock, $0.001 par value; 45,000,000 shares authorized; 20,250,817, 23,892,772 and 35,625,176 shares issued and outstanding at December 31, 2002 and 2003 and March 28, 2004, respectively	20	24	36
Additional paid in capital	63,461	76,061	135,869
Accumulated deficit	(24,417)	(42,077)	(43,709)

Total shareholders’ equity	39,064	34,008	92,196

	$61,189	$54,480	$135,292

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	For the Years Ended December 31,			For the Three Months Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
				(unaudited)
Revenue	$26,280	$32,302	$37,371	$8,155	$12,259
Cost of revenue	19,602	25,239	27,844	6,789	8,906

Gross margin	6,678	7,063	9,527	1,366	3,353

Operating expenses:
Sales and marketing	809	5,368	5,282	1,411	1,493
Research and development	2,054	4,457	3,650	945	959
General and administrative	2,500	5,069	5,110	1,093	2,137
Acquisition expenses	1,639	—	—	—	—
Restructuring charges	—	824	—	—	—

Total operating expenses	7,002	15,718	14,042	3,449	4,589

Operating loss	(324)	(8,655)	(4,515)	(2,083)	(1,236)
Interest income	31	196	99	28	21
Interest expense	(1,241)	(1,071)	(1,068)	(247)	(413)
Other income	—	—	18	—	21

Loss before income taxes and cumulative effect of change in accounting principle	(1,534)	(9,530)	(5,466)	(2,302)	(1,607)
Provision for income taxes	—	—	(63)	(63)	(25)

Loss before cumulative effect of change in accounting principle	(1,534)	(9,530)	(5,529)	(2,365)	(1,632)
Cumulative effect of change in accounting principle	—	—	(12,131)	(12,131)	—

Net loss	(1,534)	(9,530)	(17,660)	(14,496)	(1,632)
Preferred stock dividends	(5)	—	—	—	—

Loss applicable to common shareholders	$(1,539)	$(9,530)	$(17,660)	$(14,496)	$(1,632)

Basic and diluted loss per share before cumulative effect	$(0.09)	$(0.48)	$(0.26)	$(0.12)	$(0.05)

Cumulative effect of change in accounting principle	$—	$—	$(0.56)	$(0.60)	$—

Basic and diluted net loss per share applicable to common shareholders	$(0.09)	$(0.48)	$(0.82)	$(0.72)	$(0.05)

Weighted average basic and diluted common shares outstanding	16,265	20,046	21,445	20,258	31,362

Pro forma operating loss (for application of EITF 00-21)	$(494)	$(11,176)	$(5,529)	$(2,365)	$(1,632)

Pro forma net loss per share	$(0.03)	$(0.56)	$(0.26)	$(0.12)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands)

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$11	$1,020	$33,045	$(13,348)	$20,728
Warrants issued for services	—	—	994	—	994
Exercise of employee stock options	1	—	1,085	—	1,086
Common stock issued for services	—	—	297	—	297
Common stock issued under employee stock purchase plan	—	—	51	—	51
Exercise of warrants	3	—	764	—	767
Conversion of debt and accrued interest	1	—	1,067	—	1,068
Private placement of common stock, net	2	—	22,750	—	22,752
Conversion of preferred stock and accrued dividends	2	(1,020)	1,108	—	90
Preferred stock dividends	—	—	—	(5)	(5)
Net loss	—	—	—	(1,534)	(1,534)

Balance, December 31, 2001	20	—	61,161	(14,887)	46,294
Exercise of employee stock options	—	—	974	—	974
Common stock issued for services	—	—	699	—	699
Common stock issued under employee stock purchase plan	—	—	51	—	51
Contributed capital from Lau Acquisition	—	—	576	—	576
Net loss	—	—	—	(9,530)	(9,530)

Balance, December 31, 2002	20	—	63,461	(24,417)	39,064
Exercise of employee stock options	—	—	72	—	72
Common stock issued for services	—	—	319	—	319
Common stock issued under employee stock purchase plan	—	—	26	—	26
Private placement of common stock, net	4	—	12,183	—	12,187
Net loss	—	—	—	(17,660)	(17,660)

Balance, December 31, 2003	24	—	76,061	(42,077)	34,008
Exercise of employee stock options (unaudited)	—	—	594	—	594
Common stock issued under employee stock purchase plan (unaudited)	—	—	33	—	33
Common stock issued for acquisitions (unaudited)	12	—	57,474	—	57,486
Private placement of common stock, net (unaudited)	—	—	1,707	—	1,707
Net loss (unaudited)	—	—	—	(1,632)	(1,632)

Balance, March 28, 2004 (unaudited)	$36	$—	$135,869	$(43,709)	$92,196

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,			For the Three Months Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
				(unaudited)
Cash Flow from Operating Activities:
Net loss	$(1,534)	$(9,530)	$(17,660)	$(14,496)	$(1,632)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	4,511	7,197	6,806	1,844	2,279
Gain on sale of equipment	—	—	(18)	—	—
Value of warrants issued for services	994	—	—	—	—
Directors fees paid in common stock	297	380	319	30	120
Impact of cumulative effect of change in accounting principle	—	—	12,131	12,131	—
Loss on disposal of fixed assets	—	132	38	—	—
Loss on disposal of intangible assets	—	75	118	—	—
Change in operating assets and liabilities:
Accounts receivable	(1,516)	(2,022)	303	1,926	828
Inventories and other costs and estimated earnings in excess of billings	3,007	289	1,402	6,830	(273)
Other current assets	299	(38)	(100)	(371)	(433)
Accounts payable and accrued expenses	(3,773)	406	1,101	(1,457)	(303)

Net cash provided by (used for) operating activities	2,285	(3,111)	4,440	6,437	586

Cash Flow from Investing Activities:
Purchase of equipment converted to project Financing	(7,946)	—	—	—	—
Restricted cash	—	(7,404)	1,093	291	3,191
Cash paid for acquisitions	—	(2,822)	(1,293)	—	(5,227)
Additions to property and equipment	(54)	(5,702)	(8,195)	(5,711)	(369)
Proceeds from sale of equipment	—	—	35	—	—
(Increase) decrease in other assets	(29)	(899)	(352)	(183)	(415)

Net cash used for investing activities	(8,029)	(16,827)	(8,712)	(5,603)	(2,820)

Cash Flow from Financing Activities:
Net revolving credit repayments	(2,515)	—	—	—	—
Net proceeds from project financing	7,946	4,500	3,318	—	4,273
Principal payments on project financing	(4,000)	(4,037)	(6,877)	(1,297)	(1,771)
Net proceeds from issuance of common stock	24,975	1,025	12,285	34	2,348

Net cash provided by (used for) financing activities	26,406	1,488	8,726	(1,263)	4,850

Net increase (decrease) in cash and cash equivalents	20,662	(18,450)	4,454	(429)	2,616
Cash and cash equivalents, beginning of period	—	20,662	2,212	2,212	6,666

Cash and cash equivalents, end of period	$20,662	$2,212	$6,666	$1,783	$9,282

Supplemental Cash Flow Information:
Cash paid for interest	$1,161	$944	$1,078	$236	$256

Non-cash Transactions:
Conversion of convertible debt and accrued interest to common stock	$1,068	$—	$—	$—	$—
Conversion of preferred stock and accrued dividends to common stock	$1,110	$—	$—	$—	$—
Equipment purchased under capital leases	$—	$—	$2,071	$—	$—
Directors fees paid in common stock	$297	$380	$300	$30	$120
Assets contributed from Lau Acquisition Corp.	$—	$576	$—	$—	$—
Value of warrants issued for service	$994	$—	$—	$—	$—
Common stock issued for private placement costs	$—	$319	$—	$—	$—
Services paid in common stock	$—	$—	$19	$—	$14
Net assets acquired from Lau Technologies	$—	$—	$—	$—	$—
Acquisitions paid in common stock	$—	$—	$—	$—	$57,486

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

1.    DESCRIPTION OF BUSINESS

Viisage Technology, Inc. (“Viisage” or the “Company”) is a leading provider of advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy. Our identity solutions include secure credential provisioning systems, biometric software and systems and real-time identity databases, as well as systems design, development, integration and support services. These solutions enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Our customers use our identity solutions to help solve the following four critical problems:

•	assurance that the identification document is authentic;

•	assurance that the document has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document and

•	verification of the privileges the individual is entitled to at a particular point in time.

Our business involves two related segments: secure credentials and biometrics. Our secure credentials solutions involve the design, development, marketing and implementation of integrated software and hardware solutions that produce identification credentials utilizing face recognition and other biometric technologies. The focus of our biometric technology solutions is primarily on applications designed to deter criminal and terrorist activities, including government research and development contracts.

Viisage combines its proprietary biometric and secure credential software with complementary industry standard products to create identity solutions that integrate into its customers’ environments. These turnkey solutions integrate secure document technologies, image and data capture, relational databases, and multiple biometrics, improving the customer’s ability to process and manage identity information. Applications include passports, drivers’ licenses, voter registration, national identification credentials, law enforcement, social services, access control, surveillance and PC network and Internet access security. Viisage’s primary customers are government agencies with particular penetration in U.S. government agencies such as the Department of State and state departments of motor vehicles, social services, and law enforcement. Viisage is the sole source provider of high security technology and services to the U.S. Department of State for the production of U.S. passports by virtue of an acquisition in 2004 and has captured a large percentage of the domestic drivers’ license market. Viisage also has provided services under subcontracts for projects in the United Arab Emirates, Jamaica, the Philippines and the U.S. Immigration and Naturalization Service.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Biometrica Systems, Inc. for the years ended December 31, 2002, 2003 and for the three month periods ended March 30, 2003 and March 28, 2004. The consolidated financial statements include the accounts of its wholly owned subsidiaries, Viisage AG and Trans Digital Technologies for the three month period ended March 28, 2004. Operating results for Viisage AG and Trans Digital Technologies are included from their dates of acquisition. All significant inter-company balances and transactions have been eliminated.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

Basis of Presentation

The accompanying unaudited balance sheet as of March 28, 2004 and the related unaudited statements of operations and cash flows for the three-month periods ended March 30, 2003 and March 28, 2004 and the unaudited statement of changes in stockholders’ equity for the three months ended March 28, 2004, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows as of March 28, 2004 and for the periods mentioned above have been made. The results of operations for the three-month period ended March 28, 2004 are not necessarily indicative of the operating results for the full year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Computation of Net Loss per Share

We follow SFAS No. 128, Earnings Per Share, where basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted loss per share is similar to the basic loss per share computation except the denominator is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, the numerator is adjusted for any changes in income or loss that would result from the assumed conversions of those potential shares.

Basic and diluted loss per share calculations are as follows (in thousands):

	For the Year Ended December 31,			For the Three Months Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
				(unaudited)
Net loss available to common shareholders used in basic and diluted EPS	$(1,539)	$(9,530)	$(17,660)	$(14,496)	$(1,632)

Weighted average common shares used in basic EPS	16,265	20,046	21,445	20,258	31,362

Effect of dilutive securities	—	—	—	—	—

Weighted average common shares and dilutive potential common shares used in dilutive EPS	16,265	20,046	21,445	20,258	31,362

The diluted per share amounts do not reflect the impact of options outstanding, the conversion of convertible preferred stock, or stock warrants, for approximately 3,163,000, 3,382,000, 4,152,000, 3,735,000 and 5,379,000 shares at December 31, 2001, 2002 and 2003, March 30, 2003 and March 28, 2004, respectively because the effect of each is antidilutive.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

Contract Revenue and Cost Recognition

For the year ended December 31, 2003 and the three months ended March 30, 2003, we incurred a non-cash charge of $12.1 million representing the cumulative effect of a change in accounting principle related to our adoption of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003.

Secure Credentials Revenue and Cost Recognition

We deliver solutions under secure credential contracts primarily to federal and state government customers. We recognize revenue when pervasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

In some cases, we generate revenue from the sale of products in which title passes to the customer. In these cases, we recognize revenue when the products are shipped and accepted by the customer. Services revenue under these contracts consists of preventative and remedial maintenance on printing systems. We also provide on site technical support and consulting services to our customers. Revenue on fixed price services is recognized ratably over the service period which approximates the timing of the services rendered. Revenue on time and material services is recognized as the services are rendered. Expenses on all services are recognized when the costs are incurred.

When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

We have secure credential contracts, generally with state governments for the production of drivers’ licenses and other identification credentials, where we have determined that we have multiple elements and where the title to equipment installed to produce these credentials does not pass to the customer. Under these contracts, the first element consists of hardware, system design, implementation, training, consumables management, maintenance and support which is accounted for as equipment and related executory services under lease in accordance with SFAS No. 13. The second element consists of customized software which is accounted for as a long term contract in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, and Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, or SOP 81-1, on a units of delivery method of measurement.

Costs related to the hardware element of these contracts are capitalized on the balance sheet and are depreciated over the remaining contract term beginning when the system goes into service. The delivery of these credentials typically requires us to customize, design and install equipment and software at customer locations, as well as perform training, supply consumables, maintain the equipment and provide support services. Nonperformance of training, consumables management, maintenance and support services would prevent us from receiving payment for the costs incurred in the customization, design and installation of the system. EITF 00-21 limits the amount of revenue allocable to the customization, design and installation of the system to the amount that is not contingent upon the production of credentials. Revenue on these contracts under EITF 00-21 is earned based on, and is contingent upon, the production of credentials from the system. Due to the contingent performance of credential production in our secure credentials contracts, we defer revenue recognition for the system design and installation phase of our contracts, including customized software and equipment, and recognize revenue as credentials are produced.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

Costs related to the customized software element of our secure credentials contracts where title to the hardware element does not pass to the customer are capitalized on the balance sheet during the period in which we are designing and installing the system and are amortized over the remaining contract term beginning when the system goes into service. Costs related to this element of our secure credentials contracts incurred after the system is in service are expensed as incurred. Revenue related to this element of our secure credentials contracts is recorded as credentials are produced by the system.

Our secure credentials contracts related to the delivery of drivers’ licenses and identification credentials typically provide that the state department of transportation, or similar agency, will pay a fixed price per credential produced utilizing a system we design, implement and support. Our fixed pricing includes charges for the use of the system, materials and the data that is stored on the credentials. Prices under these contracts vary depending on, among other things:

•	Design and integration complexities;

•	Nature and number of workstations and sites installed;

•	Projected number of secure credentials to be produced;

•	Size of the database;

•	Level of post-installation involvement that will be required of us and

•	Competitive environment.

Prior to the adoption of EITF 00-21, we recognized revenue and costs associated with our secure credentials contracts related to the delivery of drivers’ licenses and identification credentials as a single accounting element using the percentage-of-completion methodology.

Biometrics Segment Revenue and Cost Recognition

Within our biometrics segment, our contracts typically provide for the development, customization and installation of face recognition systems for government agencies, law enforcement agencies and businesses. These contracts are generally fixed price, and include milestones and acceptance criteria for the various deliverables under the contract. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the size of the database, the level of post-installation support and the competitive environment. In certain cases, we provide licenses of off-the-shelf versions of our face recognition software on a per user basis.

We recognize revenue under these contracts using the percentage-of-completion methodology in accordance with SOP 81-1. We use the percentage-of-completion methodology to account for revenue under these contracts because:

•	A high level of certainty exists regarding expected cash flows from these contracts and

•	A reliable basis exists for determining the percentage of the contract that will be completed at the end of the accounting period.

We measure the percentage complete as costs are incurred or for contracts based on milestones, revenue is recognized when scheduled performance milestones and customer acceptance criteria have been achieved. These milestones are specific events or deliverables clearly identified in the contract. We recognize revenue based on the total milestone billable to the customer less revenue related to any future maintenance requirements. Billings occur under these contracts when the milestone is delivered and accepted by the customer. Milestones can include customized systems, installation and services as defined by the contract.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

We record costs and estimated earnings in excess of billings under these contracts as current assets. We record billings in excess of costs and estimated earnings and accrued contract costs as current liabilities.

Under SOP 97-2 revenue related to software licenses of off-the-shelf face recognition software is recognized when:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred;

•	The sales price is fixed and determinable;

•	Collection is probable and

•	There are no post delivery obligations.

We adopted EITF 00-21 on a cumulative basis as of January 1, 2003. Based on our evaluation of biometrics contracts and the application of the new guidance, the adoption of EITF 00-21 did not have an impact on the accounting for revenue from biometrics systems under long-term contracts.

Cash and Cash Equivalents

We consider all highly liquid instruments, with maturity of three months or less when acquired, to be cash equivalents. As of December 31, 2002, 2003 and March 28, 2004, cash and cash equivalents consisted entirely of cash and exclude approximately $7.4 million, $6.3 million and $3.1 million, respectively, the use of which was restricted under our term loan agreement.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable and payable and short and long-term borrowings, approximate fair values.

Accounts Receivable and Concentrations of Credit Risk

Accounts receivable are due principally from government agencies and contractors to government agencies, under long-term contracts that we entered into with our customers. Billings rendered in connection with work performed are in accordance with the terms of the contract and collateral is not required. Management periodically reviews accounts receivable for possible uncollectible amounts. In the event management determines a specific need for an allowance, a provision for doubtful accounts is provided. As of December 31, 2002, 2003 and March 28, 2004, management determined that no allowance for doubtful accounts was necessary.

For the year ended December 31, 2001, four customers, Illinois Secretary of State, Unisys Corporation (Florida Department of Safety and Motor Vehicles), Kentucky Transportation Cabinet and Pennsylvania Department of Transportation, each accounted for over 10% of our revenue and an aggregate of 49% of revenues for the year. For the year ended December 31, 2002, two customers, Connecticut Department of Information Technology and Mississippi Department of ITS each accounted for over 10% of our revenue and an aggregate of 22% of revenues for the year. As of December 31, 2002, the accounts receivable balances for these customers totaled approximately $349,000. For the year ended December 31, 2003, two customers, Pennsylvania Department of Transportation and Illinois Secretary of State, each accounted for more than 10% of our revenue and an aggregate of 26% of our revenue. As of December 31, 2003, the accounts receivable from these customers

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

was $1.4 million. For the three months ended March 28, 2004, one customer, the U.S. Department of State, accounted for an aggregate of 13% of revenue for the period. As of March 28, 2004, the accounts receivable balance for this customer totaled approximately $863,000.

Property and Equipment

Property and equipment are recorded at cost or the lesser of fair value or the present value of minimum lease payments for items acquired under capital leases. Depreciation and amortization are calculated using the straight- line or usage-based methods over the estimated useful lives of the related assets (3 to 7 years) or the lease term, whichever is shorter.

System assets related to the hardware and customized software elements of our secure credentials contracts after January 1, 2003 are depreciated over the related contract terms using the straight-line method beginning when the system goes into service. The straight line method approximates the ratio that current gross revenues for the contract bear to the total of current and anticipated future gross revenues for that contract in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.

Intangible Assets

Intangible assets consist primarily of completed technology, patents, customer lists and other assets primarily arising from the acquisition of a business or business assets. These intangible assets are amortized using the straight-line method over their estimated useful lives of 5 to 17 years (in thousands).

	December 31,		March 28, 2004	Weighted Average Useful Life
	2002	2003
			(unaudited)
Gross carrying amount:
Patents	$534	$606	$612	17 years
Completed technology	2,384	2,384	4,445	5 years
Customer lists	596	596	596	10 years
Acquired contracts	—	—	14,430	5 years

Total intangible assets	3,514	3,586	20,083

Accumulated amortization:
Patents	(52)	(80)	(90)
Completed technology	(265)	(703)	(953)
Customer lists	(50)	(110)	(138)
Acquired contracts	—	—	(383)

Total accumulated amortization	(367)	(893)	(1,564)

Intangible assets, net	$3,147	$2,693	$18,519

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

Amortization expense related to intangible assets was $3,500, $360,000, $526,000, $118,000 and $671,000 for the years ended December 31, 2001, 2002, 2003 and for the three months ended March 30, 2003 and March 28, 2004, respectively. Estimated amortization of our intangible assets for the next five fiscal years is as follows (in thousands):

Estimated amortization expense for the year ended December 31, (intangible assets only)
2004	$3,549
2005	3,851
2006	3,741
2007	3,732
2008	3,271

Long Lived Assets

We evaluate long-lived assets with finite lives, such as intangible assets, property and equipment and certain other assets, for impairment in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. We record an impairment charge whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Research and Development

Research and development costs are charged to expense as incurred.

Software Development

We review software development costs incurred in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, which requires that certain costs incurred in the development of computer software to be sold or leased be capitalized once technological feasibility is reached. For the years ended December 31, 2001 and 2003, we did not capitalize any software development costs because development costs incurred subsequent to the establishment of technological feasibility were not material. For the year ended December 31, 2002 we capitalized $207,000 in software development costs, which is being amortized over three years. We recorded amortization expense of $69,000, $34,000 and $17,000 related to this asset in fiscal 2003 and 2002 and for the three months ended March 28, 2004, respectively.

Costs related to software developed for internal use are expensed as incurred until technological feasibility has been reached. Costs for externally purchased software is capitalized and depreciated over its estimated useful life not to exceed five years.

Income Taxes

We account for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Due

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

to the uncertainty surrounding the realization of our net deferred tax asset, we have provided a full valuation allowance against this amount.

Stock-Based Compensation

We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly account for employee stock based compensation utilizing the intrinsic value method. SFAS No. 123, Accounting for Stock-Based Compensation, establishes a fair value based method of accounting for stock-based compensation plans. We have adopted the disclosure only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted as well as certain other information.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“FAS 148”), which (i) amends FAS Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (ii) amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation and (iii) amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Items (ii) and (iii) of the new requirements in FAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. We initially adopted FAS 148 beginning for the fiscal year ended December 31, 2002 and continue to account for stock-based compensation utilizing the intrinsic value method. The additional disclosures required by FAS 148 are as follows (in thousands):

	For the Year Ended December 31,			For the Three Months Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
				(unaudited)
Net loss as reported	$(1,534)	$(9,530)	$(17,660)	$(14,496)	$(1,632)

Add: stock based employee compensation expense included in reported net loss	—	—	—	—	—

Deduct: total stock based employee compensation determined under fair value based method for all awards, net of tax	(3,036)	(2,279)	(3,358)	(602)	(993)

Pro forma net loss	$(4,570)	$(11,809)	$(21,018)	$(15,098)	$(2,625)

Loss per share:
Basic and diluted, as reported	$(0.09)	$(0.48)	$(0.82)	$(0.72)	$(0.05)
Basic and diluted, pro forma	$(0.28)	$(0.59)	$(0.98)	$(0.75)	$(0.08)

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

contract with an initial net investment meets the characteristic of a derivative discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an underlying (as initially defined in SFAS No. 133) to conform it to language used in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, subject to certain exceptions. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), while many of such instruments were previously classified as equity or “mezzanine” equity. The statement also requires that income statement treatment be consistent with the balance sheet classification. That is, if the instrument is classified as a liability, payments to the holders are interest expense, not dividends, and changes in value are recorded in earnings. The statement relates to three specific categories of instruments: mandatorily redeemable shares, freestanding written put options and forward contracts that obligate an entity to purchase its own shares, and freestanding contracts that obligate an entity to pay with its own shares in amounts that are either unrelated, or inversely related, to the price of the shares. SFAS No. 150 is effective immediately for financial instruments entered into or modified after May 31, 2003 and otherwise is effective in the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on our financial position, results of operations, or cash flows.

In January 2003, the FASB issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which requires the consolidation of certain variable interest entities. In December 2003, the FASB issued a revision to FIN 46. The revised FIN 46, which replaces the original FIN 46 issued in January 2003, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. While this interpretation exempts certain entities from its requirements, it also expands the definition of a variable interest entity (“VIE”) to a broader group of entities than those previously considered special-purpose entities (“SPE’s”) and specifies the criteria under which it is appropriate for an investor to consolidate VIE’s. Application of the revised FIN 46 is required in financial statements of public entities that have interest in structures that are commonly referred to as SPE’s for periods ending after December 15, 2003. For all other types of VIE’s, application of the revised FIN 46 by public entities is required for periods ending after March 15, 2004. The application of this interpretation with respect to structures commonly referred to as SPE’s did not have a material impact on our financial position, results of operations, or cash flows. The application of this interpretation with respect to other types of VIE’s did not have a material impact on our financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission (“SEC”) published SAB No. 104, Revenue Recognition. SAB No. 104 was effective upon issuance and supersedes SAB No. 101, Revenue Recognition in Financial Statements, and rescinds the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements that was superseded by EITF Issue No. 00-21. Accordingly, SAB No. 104 rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins. While the wording of SAB No. 104 has changed to reflect the guidance of EITF 00-21, the revenue recognition principles of SAB No. 101 have remained largely unchanged. The adoption of SAB No. 104 did not have a material effect on our financial position, results of operations, or cash flows.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

In March 2004, the Financial Accounting Standards Board (“FASB”) issued a proposed Statement, “Share-Based Payment”, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and would generally require that such transactions be accounted for using a fair value-based method. As discussed in Note 2, we currently account for share-based compensation transactions using APB Opinion No. 25. If this statement is issued, the adoption of this interpretation will have a material negative impact on our consolidated financial position and results of operations, the level of which we are currently assessing.

3.    RELATED PARTY TRANSACTIONS

Debt

In May 2003 we entered into a loan agreement with Lau Technologies, a significant shareholder of Viisage, which provided for four term notes aggregating $7.3 million but not to exceed an outstanding principal balance of $7.0 million at any point in time. Two of these term notes, in the amounts of approximately $1.6 million and $287,000, replaced existing system finance lease obligations we had with a commercial leasing organization. These finance lease obligations were paid in full with the proceeds of the two new term notes. The remaining two new term notes with borrowing limits of $3.0 million and $2.5 million, are additional financing related to two new state contracts. All four new term notes bear interest at an annual rate of 8.5%. We believe that the terms of this loan agreement are the same as the terms that would have been provided to us by an unaffiliated lender. In particular, the financial covenants under this loan agreement are the same as the financial covenants under our loan agreement with our primary bank lender. We may draw funding on these notes as needed to meet our obligations for equipment purchases on the related state contracts. As of December 31, 2003 we had approximately $4.1 million outstanding under this loan agreement, leaving approximately $2.9 million available for future needs. Interest expense related to these term notes was $229,000 for the year ended December 31, 2003. As of March 28, 2004 we had approximately $4.9 million outstanding under this loan agreement. Interest expense related to these term notes was approximately $95,000 for the three months ended March 28, 2004. (See Note 6 for further information).

Licenses

In fiscal 2001 and 2000, we obtained from Lau an exclusive, perpetual, worldwide license to use a U.S. patent purchased from Daozeng Lu and Simon Lu, and all improvements thereto, which relates to a system for automatically verifying the identity of an individual using identification parameters that are carried on an escort memory such as an identification or credit card. In 2002, we purchased this patent from Lau as part of the acquisition of Lau’s face recognition assets.

Other

On January 10, 2002, we acquired the assets of Lau Security Systems, including technology, patents, contracts and distribution channels. In return, we agreed to pay Lau a royalty of 3.1% of face recognition revenues over the next 12 and one half years, up to an aggregate maximum of $27.5 million and assume certain liabilities related to the acquired business. Royalty expense included in operating expenses was approximately $108,000, $101,000, $34,000 and $38,000 for the years ended December 31, 2002 and 2003 and for the three months ended March 30, 2003 and March 28, 2004, respectively. There were no royalties paid to Lau for these technology patents in 2001.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

In connection with the purchase of the business of Lau Security Systems, we entered into consulting agreements with Denis K. Berube, Executive Vice President and Chief Operating Officer of Lau and Chairman of our Board, and Joanna Lau, President and Chief Executive Officer of Lau and the beneficial owner of more than 5% of our outstanding stock. Under the consulting agreements, each of Mr. Berube and Ms. Lau will receive annual compensation of $125,000. Each agreement terminates at the earlier of the tenth anniversary of the purchase or the commencement of the consultant’s full-time employment elsewhere.

We provided administrative services for Lau for an annual fee of approximately $114,000 and $109,000 for the years ended December 31, 2002 and 2003, respectively. This arrangement was terminated on January 2004.

A Use and Occupancy Agreement with Lau requires us to pay our proportionate share of the cost of shared facilities and office services including rent, insurance, property taxes, utilities and other operating expenses, based on square footage or equipment utilized. The annual fee for facilities and services is revised for changes in space utilized and in operating expenses. For the years ended December 31, 2001, 2002, 2003 and for the three months ended March 30, 2003 and March 28, 2004 fees paid under this use and occupancy agreement were $360,000, $699,000, $725,000, $238,000 and $61,000, respectively. This agreement was terminated in January 2004.

Our employees previously participated in various Lau employee benefit plans. We paid our proportionate share of the costs of such plans based on the number of participating employees.

At December 31, 2002 we had $50,000 of accounts receivable due from Lau and approximately $126,000 of accounts payable due to Lau. At December 31, 2003 there was no accounts receivable balance due from Lau and there was $23,000 of accounts payable due to Lau. At March 28, 2004 there was no accounts receivable balance due from Lau and there was $23,000 payable due to Lau.

In connection with the acquisition of TDT on February 14, 2004, we issued a promissory note to B.G. Beck, the former President and Chief Executive Officer of TDT and Vice Chairman of our Board, in the amount of $15.3 million, which is secured by some of TDT’s assets. This note bears interest at an annual rate of 8.5% and is payable in equal installments of principle and interest on December 1, 2004, May 1, 2005 and December 1, 2005. We believe that the terms of this loan agreement are the same as the terms that would have been provided to us by an unaffiliated lender. In particular, the financial covenants under this loan agreement are the same as the financial covenants under our loan agreement with our primary bank lender. Interest expense related to this note was approximately $162,000 for the three months ended March 28, 2004.

In connection with the acquisition of TDT, we also entered into a consulting agreement with Mr. Beck. Under the agreement, Mr. Beck will receive annual compensation of $300,000 for two years, provided that Mr. Beck devotes his full business time to developing business opportunities for us.

In connection with the acquisition of ZN, we entered into a consulting agreement with Yon AG, of which Marcel Yon, a member of our Board, is the Chief Executive Officer and sole shareholder. Under the consulting agreement, Yon AG will receive annual compensation of approximately $110,000 and is eligible for up to $55,000 in performance bonuses. This agreement can be terminated at any time with six months notice. We also lease certain office space in Bochum, Germany that is owned by Zentrum für Neuroinformatik GmbH, of which Mr. Yon is the Chief Executive Officer and beneficially owns, directly and indirectly, approximately 38% of its outstanding share capital. We believe the terms of the lease agreement are consistent with market rates. The lease agreement may be terminated at any time with six months notice.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

We have employment and noncompetition agreements with certain officers. Such agreements provide for employment and related compensation, and restrict the individuals from competing, as defined, with us during the terms of their respective agreements and for up to two years thereafter. The agreements also provide for stock options under our stock option plan and for severance payments upon termination under circumstances defined in such agreements.

4.    PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

	December 31,		March 28, 2004	Weighted Average Useful Life
	2002	2003
			(unaudited)
System assets held under capital leases	$14,327	$9,455	$1,355	Contract period
System assets	16,216	42,702	51,017	Contract period
Computer and office equipment	1,185	1,654	2,845	5 years

	31,728	53,811	55,217
Less accumulated depreciation	15,099	28,723	30,407

	$16,629	$25,088	$24,810

We had additions to system assets totaling $10.2 million for the year ended December 31, 2003 and $215,000 for the three months ended March 28, 2004. The net book value of system assets under capital leases was approximately $4.7 million, $3.9 million and $1.3 million at December 31, 2002, 2003 and March 28, 2004, respectively. Depreciation expense on fixed assets for the years ended December 31, 2001, 2002, 2003, March 30, 2003 and March 28, 2004 was approximately $4.5 million, $6.8 million, $6.3 million, $1.7 million and $1.6 million, respectively.

5.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,		March 28, 2004
	2002	2003
			(unaudited)
Accounts payable	$3,441	$3,673	$7,799
Other accrued expenses	798	1,419	2,283
Accrued bonus	—	830	205
Accrued payroll and related taxes	393	462	276
Accrued vacation	478	436	488
Accrued earned and unbilled costs	1,487	—	—
Accrued restructuring costs	420	31	—

	$7,017	$6,851	$11,051

6.    LONG TERM DEBT AND PROJECT FINANCING ARRANGEMENTS

In February 2004, we entered into a new loan agreement with Commerce Bank and Trust Company, or Commerce, that superseded the original loan agreement for our existing term loans. Under this new agreement, we borrowed an additional $3.0 million and reduced the required restricted cash balance under the new agreement with Commerce by $2.0 million. We also negotiated a reduction of $1.2 million of restricted cash with

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

Lau, concurrent with the execution of the new loan agreement with Commerce. The $3.0 million term loan provided by this agreement bears interest at an annual rate of 7.3%. The following table lists the approximate term note information for Commerce and Lau as of the dates indicated (in thousands):

Lender	Original Loan Amount	Monthly Payment Provision	Date of Loan	Due Date	Annual Interest Rate	Outstanding Principal Balance
						December 31,		March 28, 2004
						2002	2003
								(unaudited)
Commerce	$4,000	$84	2/7/2001	6/20/2006	8.00%	$3,044	$2,259	$2,053
Commerce	3,200	72	9/11/2001	3/11/2006	6.25%	2,522	1,800	1,612
Commerce	1,800	34	12/12/2002	12/31/2007	5.25%	1,800	1,477	1,394
Commerce	1,500	27	12/12/2002	4/24/2008	5.25%	1,500	1,255	1,191
Commerce	1,200	24	12/12/2002	6/24/2007	5.25%	1,200	962	901
Lau	2,040	53	5/30/2003	6/30/2009	8.50%	—	1,795	1,673
Lau	2,500	51	5/30/2003	5/30/2008	8.50%	—	1,098	2,249
Lau	1,562	64	5/30/2003	8/30/2005	8.50%	—	1,181	1,014
Lau	287	42	5/30/2003	12/30/2003	8.50%	—	—	—
Commerce	3,000	36	2/27/2004	2/27/2007	7.30%	—	—	2,924

	$21,089	$487				$10,066	$11,827	$15,011

In accordance with the new loan agreement the term notes are collateralized by certain of our assets and the related contract assets. We restructured our bank covenants to account for the impact of the closing of our transactions with ZN and TDT. We are required to maintain various financial covenants, including;

•	a net loss for the year ending December 31, 2004 of not more than $500,000 and positive net after-tax income in each fiscal year thereafter

•	a minimum tangible net worth (as defined in the loan agreement) of approximately $16.7 million for the second quarter of 2004, increasing each quarter thereafter

•	our debt to tangible net worth ratio (as defined in the loan agreement) not to exceed the following quarterly benchmarks: 3.00:1.00 for the second quarter of 2004, 2.75:1.00 for the third quarter of 2004, and 2.20:1.00 for the fourth quarter of 2004

•	our debt service coverage ratio (as defined in the loan agreement) must be greater than 0.48 for the first quarter of 2004, 1.25 for the second and third quarters of 2004 and 1.00 for the fourth quarter of 2004

•	annual capital expenditures may not exceed $1.5 million for the year ending December 31, 2004 and no single capital expenditure may exceed $250,000

Additionally, in accordance with the new agreement, we must maintain $3.0 million of cash on deposit with the lender through September 29, 2004, $4.0 million through November 29, 2004 and $5.0 million by December 31, 2004 and thereafter. This amount is recorded as restricted cash in long term assets. As of March 28, 2004 we had an additional $120,000 of restricted cash at Commerce related to our loan agreement with Lau.

We also had one capital lease arrangement in which we were required to maintain the same financial ratios and minimum levels of tangible capital funds, as stated above. Pursuant to this arrangement, the lessor purchases certain of our digital identification systems and leases them back to us for deployment with identified and contracted customers approved by the lessor. The lessor retains title to systems and has an assignment of our

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

rights under the related customer contracts, including rights to use the software and technology underlying the related systems. Under these arrangements, the lessor bears the credit risk associated with payments by our customers, but we bear performance and appropriation risk and are generally required to repurchase a system in the event of a termination by a customer for any reason except credit default. These project lease arrangements are accounted for as capital leases. At December 31, 2003 and 2002, we had approximately $318,000 and $5.0 million outstanding under these lease-financing arrangements respectively. At March 28, 2004, this lease-financing arrangement was paid in full.

In April 2003 we entered into an arrangement for approximately $1.5 million of equipment financing with three of our suppliers. These project lease arrangements are accounted for as capital leases. There are no financial covenants associated with these leasing arrangements. As of March 28, 2004 we had outstanding $611,000 under these arrangements. As of December 31, 2003 we had outstanding $876,000 under these arrangements. The interest rates on these capital leases are between 6% and 8% and are fixed. The terms of these leases range from 12 months to 60 months. In August 2003 we entered into an arrangement for financing of database licenses with another vendor. As of December 31, 2003 we have outstanding $600,000 under this arrangement.

In the first quarter of 2004 we purchased an asset totaling $800,000 which is payable in installments over four years. On the March 28, 2004 balance sheet, $200,000 is included in accounts payable and other accrued expenses and $600,000 is recorded under other liabilities.

We are in compliance with our bank covenants as of March 28, 2004 and December 31, 2003 and we believe that we will be able to maintain compliance with our bank covenants in the future. However, this expectation is dependent on achieving our business plan. If we do not remain in compliance with the covenants in our financing arrangements, the lenders and the lessors could require immediate repayment of outstanding amounts. As of March 28, 2004, there was approximately $15.0 million outstanding under our credit facilities with Commerce and Lau.

At December 31, 2003, approximate future minimum annual payments under project financing capital leases and maturities of term notes are as follows (in thousands):

	Capital Leases	Term Notes
Year ending:
2004	$1,314	$4,209
2005	398	4,235
2006	81	2,244
2007	61	1,008
2008	20	131

Total minimum payments	1,874	11,827
Less interest portion	80

Present value of net minimum lease payments	1,794
Less current portion	1,265	4,209

Long term portion	$529	$7,618

The above table excludes payments on the promissory note issued to B.G. Beck in connection with the acquisition of TDT. This note is payable in equal principal installments of $5.1 million on December 1, 2004, May 1, 2005 and December 1, 2005.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

7.    COMMITMENTS AND CONTINGENCIES

Leases

We lease certain equipment and facilities used in its operations and the shared facilities discussed in Note 3. Rental expense for operating leases for the years 2001, 2002, and 2003 was approximately $360,000, $1.3 million, and $1.4 million, respectively.

At December 31, 2003, approximate future minimum annual payments under operating leases, including future lease payments for our new corporate headquarters (lease signed in January 2004), are as follows (in thousands):

Operating Leases
Year ending:
2004	$637
2005	379
2006	395
2007	411
2008	427
2009	144

$2,393

Employment Agreements

We have employment agreements with certain individuals that provide for up to one year of severance payments as a result of early termination by us. The agreements also provide for non-competition either directly or indirectly for up to two years after the termination of employment.

8.    LITIGATION

In July 2003, a Georgia court issued a preliminary injunction prohibiting Georgia’s Department of Motor Vehicle Safety from continuing to work with us to install the State’s new drivers’ license system. The injunction is the result of a lawsuit filed in March 2003 by one of our competitors alleging that the Department of Motor Vehicle Safety did not comply with its own bid process when it selected a vendor for its new digital drivers’ license program. In July 2004, we reached a settlement agreement with the State pursuant to which the Department of Motor Vehicle Safety terminated the contract for convenience and agreed to pay us $2.0 million in cash and the State agreed to purchase certain equipment from us for $500,000. The Department of Motor Vehicle Safety has filed a motion with the Georgia court to dismiss the case based upon the termination of the contract. The agency also has filed an affidavit stating that it intends to issue a new request for proposals for a digital drivers’ license system before the end of October 2004. The competitor has filed a motion with the Georgia court to enjoin the Department of Motor Vehicle Safety and the State from making any payments to us under the settlement agreement. As a result of the termination of the contract, we will lose up to $19.7 million in revenue that we expected to recognize over the next five and one-half years, which was included in our $176 million of backlog at March 28, 2004, unless we are able to win the new contract for the digital drivers’ license system and the revenues from such new contract are substantially similar to the terminated contract. While we believe we can utilize the remaining $2.8 million in assets being retained by us from the Georgia contract either in Georgia, if we win the contract based on the new request for proposals, or on alternative projects, to the extent that we are unable to utilize these assets or realize value through a sale of these assets, we would be required to take a charge to earnings.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

9.    RETIREMENT BENEFITS

We previously participated in the Lau 401(k) plan and paid our proportionate share of plan expenses based on the number of participants. Our costs for this plan amounted to approximately $99,000, $191,000 and $182,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and approximately $51,000 and $0 for the three months ended March 30, 2003 and March 28, 2004, respectively. Effective January 1, 2003, we established the Viisage 401(k) plan. The plan permits pretax contributions by participants of up to 15% of base compensation. We may make discretionary contributions to the plan, subject to certain limitations. Participants are fully vested in their contributions and 20% of employer contributions vest per year.

We do not offer any post-retirement benefits.

10.    INCOME TAXES

No provision for federal income taxes has been made for the years ended December 31, 2001, 2002 and 2003 or for the three months ended March 30, 2003 and March 28, 2004 due to net losses incurred in those periods. Income tax expense for the year ended December 31, 2003 represented state income taxes of $63,000. The provision for state income taxes for the period ended March 28, 2004 was approximately $25,000. A reconciliation of the federal statutory rate to our effective tax rate for the years ended December 31, 2001, 2002 and 2003 is as follows:

	For the Year Ended December 31,			For the Three Months Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
				(unaudited)
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.0)%	(6.0)%	(6.0)%	(6.0)%	(6.0)%
Valuation allowance recorded	40.0%	40.0%	40.0%	40.0%	40.0%

	—%	—%	—%	—%	—%

The components and approximate tax effects of our deferred tax assets and liabilities as of December 31, 2002 and 2003 are as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets (liabilities):
Net operating loss carryforwards for tax purposes	$15,728	$16,628
Basis differences related to contract assets	(5,051)	(1,792)
Property, plant and equipment	(140)	(377)
Accruals and other reserves	190	247

Net deferred tax asset before valuation allowance	10,727	14,706
Valuation allowance	(10,727)	(14,706)

Net deferred tax asset	$—	$—

Due to the uncertainty surrounding the realization of our net deferred tax asset, we have provided a full valuation allowance against this amount.

At December 31, 2003, we have available estimated net operating loss carryforwards for federal tax purposes of approximately $41.6 million to reduce, subject to certain limitations, future income taxes. These carryforwards expire from 2012 through 2023 and are subject to review and possible adjustment by the Internal Revenue Service.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

11.    SHAREHOLDERS’ EQUITY

Stock Option Plans

Under the 1996 Management Stock Option Plan and the 1996 Director Stock Option Plan (the Plans), the Board of Directors may grant incentive and nonqualified stock options to employees and officers and nonqualified stock options to directors. Generally, incentive stock options are granted at fair market value and are subject to the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Nonqualified options are granted at exercise prices determined by the Board of Directors. Options granted to date to directors vest immediately or between one to four years from the date of grant. Options granted to management and employees vest at various rates over periods ranging from three to seven years or, in some cases, earlier if certain performance criteria are met. The performance criteria are based on each $1 million increase in Company value up to approximately $1 billion, as adjusted. All options granted under the Plans expire ten years from the date of grant.

In fiscal year 2001, we adopted the “2001 Stock in Lieu of Cash Compensation for Directors Plan” to compensate the non-employee members of the Board of Directors. The number of shares that may be issued under the plan shall not exceed, in the aggregate, 800,000 shares of our common stock.

During 2002 and 2003, each member of our Board of Directors received $60,000 of compensation in cash and stock. For each year an aggregate of 61,686 and 78,738 shares of common stock, respectively was issued. The fair market value of the common stock on the grant date was approximately $380,000 and $300,000 for the years ended December 31, 2002 and 2003, respectively and was expensed during each year then ended. In addition, we issued an aggregate of 60,000 stock options to our Board of Directors in each year.

At December 31, 2003, we have reserved 4,807,100 shares of common stock for issuance under the management plan, of which 664,398 shares are available for future grants. We have reserved 576,616 shares of common stock for issuance under the directors’ plan, of which 125,000 are available for future grants.

A summary of stock option activity under the Plans is as follows:

	Shares	Exercise Price Per Share	Weighted Average Exercise Price
Options outstanding, December 31, 2000	1,936,991	$0.94 - $12.50	$3.65
Granted	961,500	0.84 - 3.99	2.98
Exercised	(603,077)	0.84 - 12.25	1.80
Cancelled	(13,334)	1.38 - 12.25	2.57

Options outstanding, December 31, 2001	2,282,080	$0.84 -$12.50	$3.87
Granted	1,578,000	3.08 - 8.41	4.58
Exercised	(414,763)	0.94 - 3.06	2.07
Cancelled	(875,322)	0.94 - 12.50	3.60

Options outstanding, December 31, 2002	2,569,995	$0.84 -$12.50	$4.72
Granted	1,063,500	3.63 - 4.70	4.15
Exercised	(33,163)	0.94 - 3.99	1.91
Cancelled	(261,753)	2.25 - 12.25	6.12

Options outstanding, December 31, 2003	3,338,579	$0.84 -$12.50	$4.42
Granted	282,000	4.07 - 5.45	4.97
Exercised	(199,332)	2.96 - 6.16	2.98
Cancelled	(25,047)	2.25 - 12.25	6.25

Options outstanding, March 28, 2004 (unaudited)	3,396,200	$0.84 -$12.50	$4.54

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

The following table summarizes information about outstanding options as of December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.84 - $ 1.88	72,499	5.69 years	$ 1.22	71,832	$ 1.21
2.25 - 4.04	2,020,901	7.75 years	3.41	833,159	3.23
4.44 - 7.25	1,030,803	8.63 years	5.10	252,453	5.71
7.80 - 12.50	214,376	5.22 years	12.29	164,416	12.33

$0.84 - $12.50	3,338,579		$ 4.42	1,321,860	$ 4.73

We have computed the pro forma disclosures required under SFAS No. 123 for options granted using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The weighted average assumptions used are:

	2001	2002	2003
Risk free interest rate	4.0 - 5.0%	4.0 - 5.0%	4.0 - 5.0%
Expected dividend yield	—	—	—
Expected lives	3 -10 years	3 -10 years	3 -10 years
Expected volatility	80%	80%	80%
Fair value of options granted	$3.52	$3.83	$2.51

The total value of options granted under our plans was computed as approximately $3.0 million for 2001, $6.0 million for 2002 and $3.7 million for 2003. Of these amounts, approximately $3.0 million, $2.2 million and $3.4 million would have been charged to operations for the years ended December 31, 2001, 2002 and 2003, respectively, for currently vested options. The remaining unvested amount of $5.3 million as of the December 31, 2003, will be amortized over the related future vesting periods.

The total value of options granted under our plans was computed as approximately $1.3 million for the three months ended March 30, 2003 and $1.2 million for the three months ended March 28, 2004. Of these amounts, approximately $600,000 and $1.0 million would have been charged to operations for the those periods for currently vested options. The remaining unvested amount of $5.9 million as of the March 28, 2004, will be amortized over the related future vesting periods.

Employee Stock Purchase Plan

In 1997, we adopted the 1997 Employee Stock Purchase Plan and between 1997 and May 2001 and reserved 340,000 shares of common stock for issuance under the plan. The purchase price is determined by taking the lower of 85% of the closing price on the first or last day of periods defined in the plan. As of December 31, 2003, 260,583 shares have been issued and options to purchase 5,611 shares of common stock at $3.06 per share were vested under the plan.

Common Stock

In February 2002, Lau exercised an option to purchase 60,000 shares of common stock at $1.90 per share, pursuant to an agreement entered into with us in 1999 under which Lau guaranteed a contract indemnification obligation of ours.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

At March 28, 2004 and December 31, 2003 we had outstanding warrants, which can be converted into 812,469 shares of common stock, with exercise prices ranging from $10.79 to $12.35 and expiration dates from November 30, 2005 to November 6, 2006.

On September 8, 2003, we sold an aggregate of 3,517,503 shares of our common stock, at a purchase price of $3.775 per share, in a private sale to institutional investors. The gross proceeds were approximately $13.3 million before investment fees and related expenses of approximately $1.1 million. In addition, on January 27, 2004 we sold an additional 456,007 shares of our common stock at $3.775 per share for proceeds of $1.7 million in a private sale to the same institutional investors following the closing of the ZN acquisition. We believe that the net proceeds of these sales and cash flow from operations will enable us to fund our ongoing operations for at least the next 12 months.

12.    BUSINESS SEGMENTS, GEOGRAPHICAL INFORMATION, AND CONCENTRATIONS OF

RISK

We follow SFAS No. 131 “Disclosures about Segments of a Business Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of a company about which the chief operating decision maker evaluates regularly in deciding how to allocate resources and in assessing performance.

The following table provides financial information by segment for the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 30, 2003 and March 28, 2004. We allocate direct costs and administrative expenses to each business segment based on management’s analysis of each segment’s resource needs. Revenue is reported within the segments by customer contracts. Within the secure credentials segment there is a component of the contract that utilizes our biometrics technology. We did not report business segments prior to 2002 and therefore have not restated our results, other than revenue for the year ended December 31, 2001 to provide segment information because it would be impracticable to do so (in thousands).

Three months ended March 30, 2003	Secure Credentials	Biometrics	Total
Secure credentials	$6,487	$—	$6,487
Biometrics	314	1,354	$1,668

Total segment revenue	$6,801	$1,354	$8,155

Segment profit (loss) before taxes	$(600)	$(1,702)	$(2,302)
Depreciation and amortization	$1,690	$154	$1,844
Interest expense	$219	$—	$219
Total assets	$38,930	$5,044	$43,974
Expenditures for long lived assets	$—	$29	$29

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

Three months ended March 28, 2004	Secure Credentials	Biometrics	Total
Secure credentials	$10,184	$—	$10,184
Biometrics	336	1,739	$2,075

Total segment revenue	$10,520	$1,739	$12,259

Segment profit (loss) before taxes	$679	$(2,286)	$(1,607)
Depreciation and amortization	$2,040	$239	$2,279
Interest expense	$392	$—	$392
Total assets	$100,737	$34,555	$135,292
Expenditures for long lived assets	$311	$58	$369

Year ended December 31, 2001	Secure Credentials	Biometrics	Total
Secure credentials	$22,274	$—	$22,274
Biometrics	483	3,523	$4,006

Total segment revenue	$22,757	$3,523	$26,280

Year ended December 31, 2002	Secure Credentials	Biometrics	Total
Secure credentials	$25,943	$—	$25,943
Biometrics	1,427	4,932	$6,359

Total segment revenue	$27,370	$4,932	$32,302

Segment profit (loss) before taxes	$1,088	$(10,618)	$(9,530)
Depreciation and amortization	$6,729	$468	$7,197
Interest expense	$875	$—	$875
Total assets	$55,953	$5,236	$61,189
Expenditures for long lived assets	$4,939	$4,484	$9,423

Year ended December 31, 2003	Secure Credentials	Biometrics	Total
Secure credentials	$29,396	$—	$29,396
Biometrics	1,313	6,662	$7,975

Total segment revenue	$30,709	$6,662	$37,371

Segment profit (loss) before taxes and cumulative effect	$598	$(6,064)	$(5,466)
Depreciation and amortization	$6,151	$655	$6,806
Interest expense	$969	$—	$969
Total assets	$50,410	$4,070	$54,480
Expenditures for long lived assets	$8,248	$1,497	$9,745

For the year ended December 31, 2003 approximately $36.6 million, or 97.8% of our direct revenue was derived within the United States. The remaining $818,000, or 2.2% of revenue was derived in Canada and the United Arab Emirates.

We believe that for the near future we will continue to derive a significant portion of our revenue from a limited number of large contracts. For the three months ended March 30, 2003 and March 28, 2004 and for the

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

years ended December 31, 2001, 2002 and 2003, secure credentials segment customers who accounted for more than 10% of revenue in a given years are as follows:

•	For the three months ended March 30, 2003, two customers accounted for an aggregate of 28%;

•	For the three months ended March 28, 2004, one customer accounted for an aggregate of 13%;

•	For the year ended December 31, 2001, four customers accounted for an aggregate of 49%;

•	For the year ended December 31, 2002, two customers accounted for an aggregate of 22% and

•	For the year ended December 31, 2003, two customers accounted for an aggregate of 26%.

No single biometrics customer accounted for over 10% of our total revenue in any period.

13.    RESTRUCTURING CHARGES AND ACQUISITION EXPENSES

In connection with the acquisitions and the resulting consolidation of operations, management committed to a restructuring plan in the fourth quarter of 2002. Additionally, the plan was executed in December 2002.

In connection with these actions we recorded restructuring costs of $824,000 in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and SEC Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges. Included in the charge was $156,000 for the abandonment and write off of excess property, equipment and leasehold improvements. Additionally $248,000 was recorded for workforce reduction, consisting of severance and extended insurance benefits attributable to employees. The remaining $420,000 represented an accrual for non-cancelable lease payments for abandoned lease space, less management’s estimates of sublease income.

All charges associated with the restructuring are included as restructuring costs under operating expenses in the statement of operations for fiscal 2002.

Below is a summary of restructuring costs as of December 31, 2003 (in thousands):

	Charged to Operations In 2002	Total Cash Payments	Accrued Restructuring Liabilities December 31,
			2002	2003
Cash provisions:
Workforce reduction	$248	$(248)	$—	$—
Non-cancelable leases	420	(389)	420	31

	668	$(637)	$420	$31

Non-cash:
Write-off of excess property and equipment	156

Total	$824

In 2001, we incurred a fourth quarter one-time expense of $1.6 million relating to costs incurred in our attempt to purchase Polaroid Corporation’s Identification Systems Business. These expenses related to legal and professional activities for due diligence as well as financing break-up fees associated with this unsuccessful acquisition.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

14.    QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected quarterly financial data for 2002 and 2003. The operating results for 2003 are as reported after we adopted EITF 00-21 on a cumulative basis as of January 1, 2003. The first quarter results include a $12.1 million charge related to the accounting change. The operating results for 2002 are as reported prior to the change in accounting principle. (in thousands, except per share amounts):

For the Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$6,399	$9,038	$8,109	$8,756
Gross margin	$1,314	$1,570	$1,610	$2,569
Net loss(1)	$(857)	$(2,805)	$(2,818)	$(3,050)
Net loss applicable to common shareholders(1)	$(857)	$(2,805)	$(2,818)	$(3,050)
Basic and diluted net loss per share(1)	$(0.04)	$(0.14)	$(0.14)	$(0.16)
Basic and diluted loss per share applicable to common shareholders(1)	$(0.04)	$(0.14)	$(0.14)	$(0.16)

For the Year Ended December 31, 2003
Revenue	$8,155	$8,789	$10,108	$10,319
Gross margin	$1,366	$1,963	$3,380	$2,818
Net loss	$(14,496)	$(1,376)	$(389)	$(1,399)
Net loss applicable to common shareholders	$(14,496)	$(1,376)	$(389)	$(1,399)
Basic and diluted net loss per share	$(0.72)	$(0.07)	$(0.02)	$(0.06)
Basic and diluted loss per share applicable to common shareholders	$(0.72)	$(0.07)	$(0.02)	$(0.06)

(1)	During the fourth quarter of 2002, we incurred one-time expenses (see Note 13).

15.    ACQUISITIONS (UNAUDITED)

On January 23, 2004 we acquired all outstanding shares of ZN Vision Technologies AG (“ZN”) in exchange for an aggregate of 5,221,454 newly issued shares of our common stock and $493.00 in cash. In addition, we agreed to assume ZN’s employee share option plan, and accordingly have reserved 1,138,546 shares of our common stock for issuance to the plan participants. The purchase price for the acquisition was $31.5 million, based on the per share price of our common stock of $4.32 per share which is the average trading price of Viisage common stock over the five trading days immediately preceding and the two trading days immediately following March 28, 2003, the date on which the purchase agreement was signed. The acquisition was accounted for as a purchase, and accordingly, the operations of ZN are included in the financial statements since the effective date, the close of business on January 23, 2004. The purchase price has been allocated to net assets acquired based on their estimated fair values. We engaged an independent third party appraiser to perform a review of the acquired assets and have allocated the purchase price based on the preliminary results of their findings. The preliminary valuation is subject to further review which may result in adjustments to allocation of purchase price in the future. We have recorded approximately $74,000 in amortization related to the acquired intangible assets from the date of the acquisition through March 28, 2004. ZN is a leading German provider of face recognition and computer vision products and services. ZN, now known as Viisage Technology AG, is a wholly owned subsidiary of Viisage and serves as the base of our European operations.

On February 14, 2004 we acquired all outstanding shares of Trans Digital Technologies Corporation (“TDT”) for $53.4 million. The purchase price consisted of 5,850,000 newly issued shares of our common stock, which were valued at $5.13 per share, which is the average price of Viisage common stock over the five trading days immediately preceding and the two trading days immediately following February 14, 2004, plus $15.3

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

million in notes and $5 million in cash. The acquisition was accounted for as a purchase, and accordingly, the operations of TDT are included in the financial statements since the effective date, the close of business on February 14, 2004. The purchase price has been allocated to net assets acquired based on their estimated fair values. We engaged an independent third party appraiser to perform a review of the acquired assets and have allocated the purchase price based on the preliminary results of their findings. The preliminary valuation is subject to further review which may result in adjustments to allocation of purchase price in the future. We have recorded approximately $383,000 in amortization related to the acquired intangible assets from the date of the acquisition through March 28, 2004. TDT is the sole source provider of high security technology and services to the U.S. Department of State for the production of U.S. passports. TDT is now a wholly owned subsidiary of Viisage.

In connection with the acquisition of TDT, we agreed to pay the former sole shareholder of TDT a contingent purchase price cash payment of up to $2.6 million if the U.S. Department of Defense selected TDT for the production of smart cards as part of the agency’s Common Access Card (CAC) program and placed orders with an aggregate value of at least $4 million prior to June 30, 2004. We received an initial purchase order of $10.2 million for this program and therefore we will record this contingent purchase price of $2.6 million related to the CAC program as additional goodwill in the second quarter of 2004.

The preliminary allocation of the purchase price for ZN and TDT, based on the purchase prices calculated for accounting purposes, is as follows (in thousands):

	ZN	TDT
Current assets	$1,639	$3,020
Property and equipment	140	42
Identified intangible assets	1,974	14,460
Goodwill	27,733	35,880

	$31,486	$53,402

Identified intangible assets acquired in connection with the acquisitions of ZN and TDT consist primarily of completed technology and acquired contracts. These intangible assets are amortized using the straight-line method over their estimated useful lives of 1 to 5 years (in thousands).

	March 28, 2004	Weighted Average Useful Life
Gross carrying amount:
Completed technology	$2,004	5 years
Acquired contracts	14,430	5 years

Total intangible assets	16,434

Accumulated amortization:
Completed technology	(75)
Acquired contracts	(383)

Total accumulated amortization	(458)

Intangible assets, net	$15,976

We estimate annual amortization expense related to the identified intangible assets acquired in connection with the acquisitions of ZN and TDT to be approximately $3.2 million per year for the next five years.

VIISAGE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the three-month periods ended March 30, 2003 and March 28, 2004 is unaudited)

The unaudited pro forma and combined selected operating data are presented as if the acquisitions of ZN and TDT had occurred on January 1, 2003 and 2004 for the three months ended March 30, 2003 and March 28, 2004, respectively. The unaudited pro forma data is for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would have been had Viisage, ZN and TDT been operating as a combined entity for the periods presented. For the three months ended March 30, 2003, we incurred a non-cash charge of $12.1 million representing the cumulative effect of a change in accounting principle related to our adoption of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. The unaudited pro forma revenue, loss and loss per share information for the three months ended March 30, 2003 and March 28, 2004 are as follows (in thousands):

	For the Three Months Ended
	March 30, 2003	March 28, 2004
	(unaudited)
Revenue	$11,966	$15,100
Loss before cumulative effect of change in accounting principle	$(3,176)	$(1,053)
Net loss	$(15,307)	$(1,053)
Basic and diluted net loss per share before cumulative effect of change in accounting principle	$(0.10)	$(0.03)
Basic and diluted net loss per share	$(0.76)	$(0.03)

16.    VALUATION AND QUALIFYING ACCOUNTS

We had no valuation reserves for accounts receivable for the periods presented.

17.    SUBSEQUENT EVENTS

On July 19, 2004, Fargo Electronics, Inc. initiated a patent infringement action in the U.S. District Court for the Eastern District of Virginia against Toppan Printing Co., Ltd. and TDT. The complaint alleges that Toppan and TDT’s use, offer to sell and/or importation of certain personalized identification card printers, including Toppan’s CP400 card printers, and associated laminators in the United States constitutes direct and indirect infringement of four patents allegedly owned by Fargo. The complaint seeks unspecified compensatory damages, permanent injunctive relief, trebling of damages for willful infringement and fees and costs. We are currently evaluating the claims in this lawsuit and intend to vigorously defend against them. We believe that the only products at issue are Toppan CP400 printers that were or are sold, used or imported as part of the CAC program. To date, we have received purchase orders of $10.2 million for Toppan CP400 printers for the CAC program, which are expected to be delivered by the end of the first quarter of 2005. There can be no assurance that we will prevail in this litigation. The litigation, with or without merit, could be time consuming and expensive to litigate or settle and could divert management’s attention from our business.